
03020433

GENESCO

ANNUAL REPORT 2003



PHOTO BY: TONY BAKER

THE BUSINESS OF GENESCO Founded in 1924, Nashville, Tennessee-based Genesco Inc. (NYSE:GCO) is a leading retailer and marketer of branded footwear. It operates more than 990 footwear retail stores in the U.S., principally under the names Journeys, Journeys Kidz, Johnston & Murphy, Jarman and Underground Station. Genesco also designs, sources, markets and distributes footwear under its own Johnston & Murphy brand and under the licensed Dockers brand. Genesco relies primarily on independent third party manufacturers for the production of its footwear.



PHOTO BY: TONY BAKER

TABLE OF CONTENTS



SECURITIES INFORMATION

Common Stock: New York and Chicago Stock Exchanges

	fiscal 2003		fiscal 2002		fiscal 2001	
	high	low	high	low	high	low
Quarter ended May 4	28.30	22.60	29.00	21.70	14.25	8.25
Quarter ended August 3	26.00	13.10	35.00	26.59	18.00	12.25
Quarter ended November 2	16.42	10.65	25.80	15.65	18.50	13.44
Quarter ended February 1	21.22	15.68	26.10	18.20	26.50	15.75

Approximate number of common shareholders of record: 5,750

This annual report contains certain forward-looking statements. Actual results could be materially different. For discussion of some of the factors that could adversely affect future results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation."



PHOTO BY: TONY BAKER

FINANCIAL HIGHLIGHTS

FOR THE YEAR:	2003	2002	percent change
Net Sales	$828,307,000	$746,157,000	11%
Earnings From Continuing Operations	$ 36,445,000	$ 38,323,000	-5%
Net Earnings	$ 36,280,000	$ 37,070,000	-2%
Diluted Earnings Per Common Share From Continuing Operations	$ 1.47	$ 1.54	-5%
Diluted Net Earnings Per Share	$ 1.47	$ 1.49	-1%
AT YEAR END:			
Working Capital	$181,165,000	$162,649,000	11%
Long-Term Debt	$103,245,000	$103,245,000	0%
Shareholders' Equity	$182,779,000	$161,187,000	13%
Shares Outstanding	21,733,000	21,842,000	0%
Book Value Per Share	$ 8.06	$ 7.03	15%
Approximate Number of Common Shareholders of Record	5,750	5,900	

TO BY: TONY BAKER


Journeys



PHOTO BY: © CHUN Y. LAI

Journeys is a leading retailer of footwear for brand-oriented, fashion conscious and trend-savvy customers from 12 to 19 years old. Journeys offers hot brands like Timberland, Diesel, adidas, Puma, Lugz, Dr. Martens, Candies, Steve Madden and more, and an "attitude you can wear" in 579 stores across America, through a direct mail catalog and on the web at www.journeys.com. Most recently, Journeys extended its brand to the "tween" market, customers ages five to 12 years old. **Journeys Kidz** offers "big kidz shoes in little kidz sizes" with the latest branded footwear styles including Timberland, Stevies, Vans, adidas, Dr. Martens and Skechers.


Journeys
journeys.com


Journeys Kidz





PHOTO BY: © CHUN Y. LAI

Underground Station markets footwear and apparel "hook-ups" to a consumer with a high fashion mindset who values leading edge brands, through 114 mall-based stores nationwide. Underground Station offers 20 to 35-year-old, culturally diverse males and females a selection of the latest footwear and accessories from brands like Timberland, Lugz, Perry Ellis and Phat Farm in a stimulating shopping environment where lights, music and action reinforce the customer's trendy lifestyle image.





PHOTO BY: © CHUN Y. LAI

Johnston & Murphy knows an appreciation for well-crafted comfort never goes out of style. Today's 35 to 54 year-old discernir man knows Johnston & Murphy will never go out of style, either. He counts on Johnston & Murphy's dress, dress casual ar casual footwear, belts, hosiery, leather outerwear and apparel to complement his lifestyle. This 153-year old flagship brand ca be found in premier specialty and department stores worldwide, in 148 signature retail, factory outlet and airport stores, via dire mail and the internet.

JOHNSTON & MURPHY.


PHOTO BY: TONY BAKER



PHOTO BY: TONY BAKER

Dockers Footwear fills another important niche by offering men aged 30 to 55 superior styling, quality and value in moderately-priced casual fashion. Marketed under license from Levi Strauss & Co., Dockers remains one of the nation's most recognized brand names. Offerings range from business casual to weekend casual. This lifestyle brand is readily available through many of the same national chains that carry Dockers apparel, and in department and specialty stores across the country.


DOCKERS




Ben T. Harris
Chairman


Hal N. Pennington
President and Chief Executive Officer

Fiscal 2003 was a noteworthy year for Genesco, with an 11% sales increase to $828 million and earnings of $36 million from continuing operations. We continued to build balance sheet strength, ending the year with $56 million in cash. Our cash position grew by $9.5 million, while we were investing in growth, buying back stock and paying cash to complete the construction of a new distribution center. We believe this underscores both the Company's strength and its potential.

Genesco's retail group, which now comprises approximately 85% of the Company's total business, held its own in a tough retail environment with a very profitable performance in Journeys and impressive growth in the Underground Station stores. Total retail sales increased 14% to $702 million and comparable store sales grew 3%. We opened 97 stores to end the year with 991 stores in operation in 46 states and Puerto Rico.



Journeys finished the year with 614 stores, including 35 Journeys Kidz stores, almost double the store count of just three years ago. Journeys' sales increased 14% to $436 million, with comparable store sales flat. Journeys' growth over the past decade and its continuing power as a producer of profits and cash is a testament to the positive effects of a commitment to understanding and serving a unique customer.

We are especially pleased with the performance of our **Underground Station/Jarman Group** for the year. Sales increased 23% to $148 million and comparable store sales improved by 14%. We see in Underground Station an opportunity to address an underserved niche. With our merchandising skills and operational disciplines, our goal is to gain this customer's recognition as the store that understands and serves its footwear needs better than any other. We see the opportunity over time to expand Underground Station to a 400-store chain. With only 114 stores at year-end, there is obviously considerable room for growth in this business.



JOHNSTON & MURPHY.

Johnston & Murphy felt the effects of being a premium brand in a difficult economy during fiscal 2003. New leadership began the process of refocusing the brand on styling and functionality in October, with the stated aim of furthering the brand's strong equity and improving its profitability. Johnston & Murphy's styling will be distinctive and smart, but not edgy. While the line will be complemented by "Johnston & Murphy-appropriate" casual styles, the core of the line will be dress casual and dress styles. And with the new Johnston & Murphy Signature Series, expected to premiere in the coming fall season, we will see the benefits of superior comfort features combined with Johnston & Murphy styling. We believe that this is the right strategy for Johnston & Murphy and we look forward to its successful implementation.

Dockers Footwear offers its customers a high quality, fashion-appropriate product with a strong price/value relationship. This has set the stage for the solid growth of Dockers as a footwear brand, with sales up 11% to $78 million in fiscal 2003. Even though Dockers is not immune to the retail climate, the combination of a strong brand and great product at an appropriate price continues to meet the needs of its customers.



On March 21, 2003, we celebrated a milestone in the Company's history, opening our 1,000th retail store. Appropriately enough, the store, an Underground Station, at Hanes Mall in Winston-Salem, North Carolina, represented one of our newest retail brands and one of the keys to our strategy for further growth. This achievement not only highlights our industry leadership and continuing growth in a challenging retail environment, but also is a tribute to the hard work and dedication of all our employees.


1000
GENESCO


COLD FEET
WARM SHOES
GENESCO

The same spirit and commitment that account for Genesco's business success also continue to fuel the growth of our *Cold Feet, Warm Shoes* program. *Cold Feet, Warm Shoes* aligns what we do, footwear retailing, with providing desperately needed footwear to homeless people in a shoe store-like setting, where we welcome them as customers and provide them with a choice of shoes. In recognition of the program, in February, the Company received the industry's "Shoe Angel of the Year" award for 2002.

Genesco has persevered and prospered in both good and bad times. Today, with the same talented people and the same customer focus that have brought us to a leadership position in our industry, and with more financial strength and marketing flexibility than ever before, we are confident that we will continue to succeed.

Ben T. Harris
Chairman

Hal N. Pennington
President and Chief Executive Officer

Genesco has been an EVA® company since 1999. EVA is a management tool based on operating performance and the efficient usage of assets. Essentially, EVA is based on the recognition that companies create the most wealth for their shareholders by making the greatest possible profit with the fewest possible assets. We improved our EVA in Fiscal 2003 despite a challenging economic climate. Because everyone at Genesco recognizes the link between EVA improvement and shareholders value, we are committed to continue growing earnings while tightly managing assets, to meet or exceed our EVA improvement goals.

EVA is a registered trademark of Stern Stewart & Co.

This discussion and the notes to the Consolidated Financial Statements include certain forward-looking statements, other than those made solely with respect to historical fact. Actual results could differ materially from those reflected by the forward-looking statements in this discussion and a number of factors may adversely affect the forward looking statements and future results, liquidity and capital resources. These factors include:

- *Lower than expected consumer demand for the Company's products, whether caused by weakness in the overall economy,* consumer reactions to unexpected events or changes in fashions or tastes that the Company fails to anticipate or respond to appropriately, which could lead to lower than expected sales and product margins and, consequently, profits.
- Changes in demand or buying patterns by significant wholesale customers.
- Disruptions in product supply or distribution, including those related to the transition to the Company's recently constructed distribution center.
- Further unfavorable trends in foreign exchange rates and other factors affecting the cost of products.
- Changes in business strategies by the Company's competitors (including pricing and promotional discounts).
- The Company's ability to open, staff and support additional retail stores on schedule and at acceptable expense levels.
- Variations from expected pension-related charges caused by conditions in the financial markets.
- The outcome of litigation and environmental matters involving the Company, including those discussed in Note 16 to the Consolidated Financial Statements.

Forward-looking statements reflect the expectations of the Company at the time they are made, and investors should rely on them only as expressions of opinion about what may happen in the future and only at the time they are made. The Company undertakes no obligation to update any forward-looking statement. Although the Company believes it has an appropriate business strategy and the resources necessary for its operations, predictions about future revenue and margin trends are inherently unreliable and the Company may alter its business strategies to address changing conditions.

Significant Developments

Impairment and Other Charges

The Company recorded a pretax charge to earnings of $2.5 million ($1.6 million net of tax) in the fourth quarter of Fiscal 2003. The charge includes $2.4 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, the payments related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these items relate to the Johnston & Murphy division. See Note 8 to the Consolidated Financial Statements.

Minimum Pension Liability Adjustment

The return on pension plan assets was a loss of $6.5 million for Fiscal 2003 compared to an expected gain of $8.3 million for the year. The interest rate used to measure benefit obligations also decreased from 7.375% to 6.625% in Fiscal 2003. As a result, plan assets were less than the accumulated benefit obligation, resulting in a pension liability of $34.3 million on the balance sheet and a minimum pension liability adjustment of $13.6 million (net of tax) in other comprehensive income in shareholders' equity. Depending upon future interest rates and returns on plan assets, and other known and unknown factors, there can be no assurance that additional adjustments in future periods will not be required.

Share Repurchase Program

In total, the Company's board of directors has authorized the repurchase of 7.5 million shares of the Company's common stock since the third quarter of Fiscal 1999, including an additional 300,000 shares in August 2002. The purchases may be made on the open market or in privately negotiated transactions. As of February 1, 2003, the Company had repurchased 7.0 million shares at a cost of $69.4 million pursuant to all authorizations.

Johnston & Murphy Plant Closing and Reductions in Operating Expenses

On January 31, 2002, the Company's board of directors approved a plan to streamline operations and reduce operating expenses. The plan included closing the Company's last remaining manufacturing plant and eliminating approximately 40 positions from its Nashville headquarters workforce. At the same time, the Company recognized the impairment of assets used in 12 underperforming stores, primarily in the Jarman group.

In connection with the plant closing, employee severance and asset impairments, the Company recorded a pretax charge to earnings of $5.4 million ($3.4 million net of tax) in the fourth quarter of Fiscal 2002. The charge included $0.3 million in plant asset write-downs, $3.7 million of other costs, including primarily employee severance and facility shutdown costs and $1.0 million of retail store asset impairments. See Note 8 to the Consolidated Financial Statements. Also included in the charge was a $0.4 million inventory write-down, primarily related to inventory of product offerings affected by the plant closing, which is reflected in gross margin on the income statement.

The Company ended operations in the manufacturing plant during the third quarter of Fiscal 2003.

Nautica Footwear License Cancellation

The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company's net sales for Fiscal 2002 included $6.1 million of sales of Nautica – branded footwear to fill existing customer orders and sell existing inventory.

In connection with the termination of the Nautica Footwear license agreement, the Company recorded a pretax charge to earnings of $4.4 million ($2.7 million net of tax) in the fourth quarter of Fiscal 2001. The charge included contractual obligations to Nautica Apparel for the license cancellation and other costs, primarily severance. See Note 8 to the Consolidated Financial Statements. Also included in the charge was a $1.0 million inventory write-down, which is reflected in gross margin on the income statement.

During the second quarter of Fiscal 2002, the Company recorded a restructuring gain of $0.3 million in connection with the successful completion of activities related to the Nautica Footwear license agreement's termination. The gain included a $0.1 million reversal of the earlier inventory write-down, because the Company was able to liquidate its Nautica Footwear inventories at better prices than it initially expected. The reversal is reflected in gross margin on the income statement.

The Nautica Footwear business contributed sales of approximately $6.1 million and $18.8 million and operating losses of $0.6 million and $2.5 million in Fiscal 2002 and 2001, respectively.

Volunteer Leather Divestiture

On May 22, 2000, the Company's board of directors approved a plan to sell its Volunteer Leather finishing business and liquidate its tanning business, to allow the Company to be more focused on the retailing and marketing of branded footwear.

Certain assets of the Volunteer Leather business were sold on June 19, 2000. The plan resulted in a pretax charge to earnings of $4.9 million ($3.0 million net of tax) in the second quarter of Fiscal 2001. Because Volunteer Leather constituted the entire Leather segment of the Company's business, the charge to earnings was treated for financial reporting purposes as a provision for discontinued operations. The provision for discontinued operations included $1.3 million in asset write-downs and $3.6 million of other costs, including primarily employee severance and facility shutdown costs. See Note 8 to the Consolidated Financial Statements. The Volunteer Leather business employed approximately 160 people.

In the third quarter ended November 3, 2001, the Company reached an agreement with the Michigan Department of Environmental Quality to contribute a lump sum of $3.35 million toward sediment removal in a lake adjacent to the Company's former Volunteer Leather tannery in Whitehall, Michigan. See Note 16 to the Consolidated Financial Statements. The Company recorded an additional charge to earnings of $1.1 million ($0.7 million net of tax) reflected in discontinued operations in the third quarter of Fiscal 2002 to provide for the portion of the settlement payment not provided for in earlier periods.

In the fourth quarter ended February 2, 2002, the Company recorded an additional charge to earnings of $0.9 million ($0.6 million net of tax) reflected in discontinued operations, including $0.5 million for the Michigan site and $0.4 million primarily for additional anticipated costs of a remedial investigation and feasibility study at its former knitting mill in New York. See Note 16 to the Consolidated Financial Statements.

Critical Accounting Policies

Inventory Valuation

As discussed in Note 1 to the Consolidated Financial Statements, the Company values its inventories at the lower of cost or market.

In its wholesale operations, cost is determined using the first-in, first-out (FIFO) method. Market is determined using a system of analysis which evaluates inventory at the stock number level based on factors such as inventory turn, average selling price, inventory level, and selling prices reflected in future orders.

In its retail operations, the Company employs the retail inventory method, applying average cost-to-retail ratios to the retail value of inventories. Under the retail inventory method, valuing inventory at the lower of cost or market is achieved as markdowns are taken or accrued as a reduction of the retail value of inventories.

Inherent in the retail inventory method are subjective judgments and estimates including merchandise mark-on, markups, markdowns, and shrinkage. These judgments and estimates, coupled with the fact that the retail inventory method is an averaging process, could produce a range of cost figures. To reduce the risk of inaccuracy, and to ensure consistent presentation, the Company employs the retail inventory method in multiple subclasses of inventory with similar gross margin, and analyzes markdown requirements at the stock number level based on factors such as inventory turn, average selling price, and inventory age. In addition, the Company accrues markdowns as necessary.

Inherent in the analysis of both wholesale and retail inventory valuation are subjective judgments about current market conditions, fashion trends, and overall economic conditions. Failure to make appropriate conclusions regarding these factors may result in an overstatement or understatement of inventory value.

Impairment of Long-Term Assets

As discussed in Note 1 to the Consolidated Financial Statements, the Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount. Inherent in the analysis of impairment are subjective judgments about future cash flows. Failure to make appropriate conclusions regarding these judgments may result in an overstatement of the value of long-lived assets.

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 16 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $0.3 million reflected in Fiscal 2003, $2.0 million reflected in Fiscal 2002 and $2.6 million reflected in Fiscal 2001. The Company monitors these matters on an ongoing basis, and on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstance as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves will be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Business Segments

The Company currently operates four reportable business segments (not including the corporate segment): Journeys, comprised of the Journeys and Journeys Kidz retail footwear operations; Underground Station/Jarman Group, comprised of the Underground Station and Jarman retail footwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Licensed Brands, comprised of Dockers Footwear and, formerly, Nautica Footwear. The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company also operated the Leather segment during part of Fiscal 2001. The Company sold certain assets of its Volunteer Leather business on June 19, 2000 and has discontinued all Leather segment operations. See "Significant Developments."

Results of Operations – Fiscal 2003 Compared to Fiscal 2002

The Company's net sales for Fiscal 2003 increased 11.0% to $828.3 million from $746.2 million in Fiscal 2002. Gross margin increased 11.8% to $390.1 million in Fiscal 2003 from $348.9 million in Fiscal 2002 and increased as a percentage of net sales from 46.8% to 47.1%. Selling and administrative expenses in Fiscal 2003 increased 14.3% from Fiscal 2002 and increased as a percentage of net sales from 37.6% to 38.7%. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2003 were $58.8 million compared to $55.9 million for Fiscal 2002. Pretax earnings for Fiscal 2003 included restructuring and other charges of $2.5 million, primarily for asset impairments. See "Significant Developments." Pretax earnings for Fiscal 2002 included restructuring and other charges of $5.1 million related to the closing of the Johnston & Murphy plant, elimination of staff in the Company's headquarters and asset impairments. See "Significant Developments."

Net earnings for Fiscal 2003 were $36.3 million ($1.47 diluted earnings per share) compared to $37.1 million ($1.49 diluted earnings per share) for Fiscal 2002. Net earnings for Fiscal 2003 included a $0.2 million ($0.00 diluted earnings per share) charge to earnings (net of tax) for additional anticipated costs related to a former knitting mill in New York. Net earnings for Fiscal 2002 included a $1.3 million ($0.05 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan, and other adjustments to discontinued operations, primarily for additional anticipated costs for a remedial investigation and feasibility study at the former knitting mill. The Company recorded an effective federal income tax rate of 38.0% for Fiscal 2003 compared to 31.4% for Fiscal 2002. The year-to-year change reflects the Company's determination in Fiscal 2002 that approximately $3.5 million of previously accrued income taxes were no longer required. Because this amount was reflected as current year income tax benefit for Fiscal 2002, it reduced the Company's effective federal income tax rate for Fiscal 2002.

Journeys

	Fiscal Year Ended		Percent
DOLLARS IN THOUSANDS	2003	2002	Change
Net sales	$ 436,498	$ 381,736	14.3%
Operating income	$ 53,214	$ 51,925	2.5%
Operating margin	12.2%	13.6%	

Net sales from Journeys increased 14.3% for Fiscal 2003 compared to Fiscal 2002. The increase reflects primarily a 21% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen). The average price per pair of shoes decreased 6% in Fiscal 2003, primarily reflecting fashion-related changes in product mix and increased markdowns, but unit sales increased 20% primarily reflecting the increase in average stores operated. Unit comparable sales for footwear were up 4% during the same period. The store count for Journeys was 614 stores at the end of Fiscal 2003, including 35 Journeys Kidz stores, compared to 533 Journeys stores at the end of Fiscal 2002, including 14 Journeys Kidz stores.

Journeys operating income for Fiscal 2003 increased 2.5% to $53.2 million, compared to $51.9 million for Fiscal 2002, primarily reflecting the increase in sales.

Underground Station/Jarman Group

	Fiscal Year Ended		Percent
DOLLARS IN THOUSANDS	2003	2002	Change
Net sales	$ 147,926	$ 120,242	23.0%
Operating income	$ 12,096	$ 5,319	127.4%
Operating margin	8.2%	4.4%	

Net sales from the Underground Station/Jarman Group increased 23.0% for Fiscal 2003 compared to Fiscal 2002, reflecting both a 14% increase in comparable store sales and a 5% increase in average stores operated. The average price per pair of shoes was flat in Fiscal 2003, unit sales increased 25% during the same period while unit comparable sales for footwear increased 12%. Underground Station/Jarman Group operated 229 stores at the end of Fiscal 2003, including 114 Underground Station stores. During Fiscal 2003, eight Jarman stores were converted to Underground Station stores. The Company had operated 227 stores at the end of Fiscal 2002, including 97 Underground Station stores.

Underground Station/Jarman Group operating income for Fiscal 2003 was $12.1 million compared to $5.3 million for Fiscal 2002 and increased as a percent of sales to 8.2% from 4.4% in Fiscal 2002. The increase was due to increased sales, increased gross margin as a percentage of net sales, due primarily to decreased markdowns and decreased expenses as a percentage of net sales.

Johnston & Murphy

	Fiscal Year Ended		Percent
DOLLARS IN THOUSANDS	2003	2002	Change
Net sales	$ 165,269	$ 167,488	(1.3)%
Operating income	$ 9,270	$ 14,125	(34.4)%
Operating margin	5.6%	8.4%	

Johnston & Murphy net sales decreased 1.3% to $165.3 million for Fiscal 2003 from $167.5 million for Fiscal 2002, reflecting primarily a 12% decrease in Johnston & Murphy wholesale sales offset by a 2% increase in average stores operated for Johnston & Murphy retail operations. Comparable sales for Johnston & Murphy retail operations were flat for Fiscal 2003. Retail operations accounted for 71.2% of Johnston & Murphy segment sales in Fiscal 2003, up from 67.8% in Fiscal 2002. The average price per pair of shoes for Johnston & Murphy retail decreased 8% in Fiscal 2003, reflecting primarily changes in product mix, while unit sales increased 13% and unit comparable sales for footwear increased 7% during the same period. Unit sales for the Johnston & Murphy wholesale business increased 3% in Fiscal 2003, while the average price per pair of shoes decreased 11% for the same period, reflecting primarily increased promotional pricing activity and product mix changes. The store count for Johnston & Murphy retail operations at the end of Fiscal 2003 and 2002 included 148 Johnston & Murphy stores and factory stores.

Johnston & Murphy operating income for Fiscal 2003 decreased 34.4% to $9.3 million from $14.1 million for Fiscal 2002, primarily due to decreased sales, increased promotional pricing activity and increased expenses as a percentage of net sales, including $1.4 million of increased advertising expense.

Licensed Brands

	Fiscal Year Ended		Percent
DOLLARS IN THOUSANDS	2003	2002	Change
Net sales	$ 78,497	$ 76,691	2.4%
Operating income	$ 8,506	$ 8,001	6.3%
Operating margin	10.8%	10.4%	

Licensed Brands' net sales increased 2.4% to $78.5 million for Fiscal 2003 from $76.7 million for Fiscal 2002. The sales increase reflected an 11% increase in net sales of Dockers Footwear, offset by the closing of the Nautica Footwear division, which accounted for $6.1 million in sales for Fiscal 2002. Unit sales for the Licensed Brands wholesale businesses decreased 3% for Fiscal 2003, while the average price per pair of shoes increased 5% for the same period, reflecting last year's liquidation of Nautica Footwear inventory in connection with the closing of that business. Unit sales for Dockers increased 11% for Fiscal 2003.

Licensed Brands' operating income for Fiscal 2003 increased 6.3% from $8.0 million for Fiscal 2002 to $8.5 million. The increase reflected the closing of the Nautica Footwear division, which accounted for a $0.6 million operating loss for Fiscal 2002.

Corporate, Interest Expenses and Other Charges

Corporate and other expenses for Fiscal 2003 were $16.4 million compared to $15.9 million for Fiscal 2002. This year's corporate and other expenses included $2.5 million in restructuring and other charges and $0.6 million of expenses relating to consideration of a possible strategic acquisition and severance charges. Corporate and other expenses in Fiscal 2002 included $5.4 million in restructuring and other charges and $0.4 million in primarily severance and litigation charges, offset by a $0.3 million gain relating to the Nautica restructuring. Excluding the listed items from both periods, corporate and other expenses were $13.2 million in Fiscal 2003 versus $10.4 million in Fiscal 2002, an increase of 26.3%. The increase is attributable primarily to increased bonus accruals reflecting operating performance for the year and increased expenses related to the Company's new distribution center, which began operations in the second quarter of Fiscal 2003.

Interest expense decreased 1.8% from $8.7 million in Fiscal 2002 to $8.5 million in Fiscal 2003, due to capitalized interest of $0.4 million in the first half of Fiscal 2003 for the Company's new distribution center compared to $0.1 million of capitalized interest in the fourth quarter of Fiscal 2002. See Note 1 to the Consolidated Financial Statements. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for both Fiscal 2003 and 2002.

Interest income decreased 41% from $1.1 million in Fiscal 2002 to $0.7 million in Fiscal 2003, due to decreases in interest rates.

Results of Operations – Fiscal 2002 Compared to Fiscal 2001

The Company's net sales for Fiscal 2002 (52 weeks) increased 9.8% to $746.2 million from $679.3 million in Fiscal 2001 (53 weeks). Gross margin increased 8.5% to $348.9 million in Fiscal 2002 from $321.7 million in Fiscal 2001 but decreased as a percentage of net sales from 47.4% to 46.8%. Selling and administrative expenses in Fiscal 2002 increased 8.8% from Fiscal 2001 but decreased as a percentage of net sales from 38.0% to 37.6%. Explanations of the changes in results of operations are provided by business segment in discussions following these introductory paragraphs.

Earnings before income taxes from continuing operations ("pretax earnings") for Fiscal 2002 were $55.9 million compared to $53.0 million for Fiscal 2001. Pretax earnings for Fiscal 2002 included restructuring and other charges of $5.1 million related to the closing of the Johnston & Murphy plant, elimination of staff in the Company's headquarters and asset impairments. See "Significant Developments." Pretax earnings for Fiscal 2001 included a restructuring charge of $4.4 million related to the termination of the Nautica Footwear license. See "Significant Developments."

Net earnings for Fiscal 2002 were $37.1 million ($1.49 diluted earnings per share) compared to $29.6 million ($1.23 diluted earnings per share) for Fiscal 2001. Net earnings for Fiscal 2002 included a $1.3 million ($0.05 diluted earnings per share) charge to earnings (net of tax) for environmental clean-up costs at the Company's former Volunteer Leather tannery in Whitehall, Michigan, and other adjustments to discontinued operations, primarily for additional anticipated costs for a remedial investigation and feasibility study at its former knitting mill in New York. Net earnings for Fiscal 2001 included a $3.0 million ($0.11 diluted earnings per share) charge to earnings (net of tax) related to the divestiture of the Company's Volunteer Leather business. The Company recorded an effective federal income tax rate of 31.4% for Fiscal 2002 compared to 38.0% for Fiscal 2001. The Company determined that approximately $3.5 million of previously accrued income taxes was no longer required. Because this amount was reflected as current year income tax benefit, it reduced the Company's effective federal income tax rate for Fiscal 2002.

Journeys

	Fiscal Year Ended		Percent
DOLLARS IN THOUSANDS	2002	2001	Change
Net sales	$ 381,736	$ 300,758	26.9%
Operating income	$ 51,925	$ 41,869	24.0%
Operating margin	13.6%	13.9%	

Reflecting primarily both a 27% increase in average Journeys stores operated (i.e., the sum of the number of stores open on the first day of the fiscal year and the last day of each fiscal month during the year divided by thirteen) and a 6% increase in comparable store sales, net sales from Journeys increased 26.9% for Fiscal 2002 compared to Fiscal 2001. The average price per pair of shoes decreased 4% in Fiscal 2002, primarily reflecting changes in product mix, but unit sales increased 31% during the same period. The store count for Journeys was 533 stores at the end of Fiscal 2002, including 14 Journeys Kidz stores, compared to 425 Journeys stores at the end of Fiscal 2001.

Journeys operating income for Fiscal 2002 increased 24.0% to $51.9 million compared to $41.9 million for Fiscal 2001. The increase was due to increased sales from both store openings and a comparable store sales increase and increased gross margin as a percentage of net sales.

Underground Station/Jarman Group

DOLLARS IN THOUSANDS	Fiscal Year Ended 2002	2001	Percent Change
Net sales	$ 120,242	$ 109,791	9.5%
Operating income	$ 5,319	$ 8,395	(36.6)%
Operating margin	4.4%	7.6%	

Primarily due to a 16% increase in average stores operated, partially offset by a 4% decrease in comparable store sales, net sales from the Underground Station/Jarman Group increased 9.5% for Fiscal 2002 compared to Fiscal 2001. The increase in sales was driven primarily by Underground Station stores. The Jarman division had sequential quarter over quarter comparable store sales improvements after the second quarter, with an 11% decrease in the second quarter to a 2% decrease in the fourth quarter and ending the year with a same store sales gain of 14% in January. The average price per pair of shoes decreased 5% in Fiscal 2002, primarily reflecting increased markdowns and changes in product mix, but unit sales increased 12% during the same period. Underground Station/Jarman Group operated 227 stores at the end of Fiscal 2002, including 97 Underground Station stores. During Fiscal 2002, eight Jarman stores were converted to Underground Station stores. The Company had operated 207 stores at the end of Fiscal 2001, including 57 Underground Station stores.

Underground Station/Jarman Group operating income for Fiscal 2002 was $5.3 million compared to $8.4 million for Fiscal 2001 and decreased as a percent of sales to 4.4% from 7.6% in Fiscal 2001. The decrease was due to decreased gross margin as a percentage of net sales, due primarily to increased markdowns and changes in product mix and increased expenses as a percentage of net sales.

Johnston & Murphy

DOLLARS IN THOUSANDS	Fiscal Year Ended 2002	2001	Percent Change
Net sales	$ 167,488	$ 187,374	(10.6)%
Operating income	$ 14,125	$ 24,636	(42.7)%
Operating margin	8.4%	13.1%	

Johnston & Murphy net sales decreased 10.6% to $167.5 million for Fiscal 2002 from $187.4 million for Fiscal 2001, reflecting a 9% decrease in comparable store sales for Johnston & Murphy retail operations and a 20% decrease in Johnston & Murphy wholesale sales. Retail operations accounted for 67.8% of Johnston & Murphy segment sales in Fiscal 2002, up from 63.9% in Fiscal 2001. The average price per pair of shoes for Johnston & Murphy retail decreased 4% in Fiscal 2002, reflecting primarily changes in product mix and increased markdowns, and unit sales decreased 4% during the same period. Unit sales for the Johnston & Murphy wholesale business decreased 16% in Fiscal 2002, and the average price per pair of shoes decreased 8% for the same period, reflecting increased promotional activities and mix changes. The store count for Johnston & Murphy retail operations at the end of Fiscal 2002 included 148 Johnston & Murphy stores and factory stores compared to 147 Johnston & Murphy stores and factory stores at the end of Fiscal 2001.

Johnston & Murphy operating income for Fiscal 2002 decreased 42.7% to $14.1 million from $24.6 million for Fiscal 2001, primarily due to decreased sales, decreased gross margin as a percentage of net sales, due primarily to increased promotional activities and markdowns and changes in product mix and to increased expenses as a percentage of net sales.

Licensed Brands

DOLLARS IN THOUSANDS	Fiscal Year Ended 2002	2001	Percent Change
Net sales	$ 76,691	$ 81,414	(5.8)%
Operating income	$ 8,001	$ 4,695	70.4%
Operating margin	10.4%	5.8%	

Licensed Brands' net sales decreased 5.8% to $76.7 million for Fiscal 2002 from $81.4 million for Fiscal 2001. The sales decrease reflected a 13% increase in net sales of Dockers Footwear, offset by $12.7 million in declining sales of Nautica Footwear. Unit sales for the Licensed Brands wholesale businesses were flat for Fiscal 2002, while the average price per pair of shoes decreased 5% for the same period, reflecting increased promotional activities.

Licensed Brands' operating income for Fiscal 2002 increased 70.4% from $4.7 million for Fiscal 2001 to $8.0 million, primarily due to decreased expenses as a percentage of net sales.

For additional information regarding the Company's decision to exit the Nautica Footwear business, see "Significant Developments – Nautica Footwear License Cancellation." Net sales for Nautica footwear were $6.1 million and $18.8 million for Fiscal 2002 and Fiscal 2001, respectively, while operating losses were $0.6 million and $2.5 million for Fiscal 2002 and Fiscal 2001, respectively.

Corporate, Interest Expenses and Other Charges

Corporate and other expenses for Fiscal 2002 were $15.9 million compared to $19.4 million for Fiscal 2001. Fiscal 2002 corporate and other expenses included $5.4 million of restructuring and other charges and $0.4 million in primarily litigation and severance charges offset by a $0.3 million gain relating to the Nautica restructuring. Corporate and other expenses for Fiscal 2001 included $4.4 million of restructuring and other charges and $0.1 million in primarily litigation and severance charges. Excluding the listed items from both periods, corporate and other expenses were $10.4 million in Fiscal 2002 versus $14.9 million in Fiscal 2001, a decrease of 29.9%. The decrease in corporate expenses in Fiscal 2002 is attributable primarily to decreased bonus accruals partially offset by costs associated with the construction of the Company's new distribution center.

Interest expense was flat for Fiscal 2002 compared to Fiscal 2001.

Interest income decreased 20% from $1.4 million in Fiscal 2001 to $1.1 million in Fiscal 2002 due to decreases in average short-term investments. Borrowings under the Company's revolving credit facility averaged less than $0.1 million for Fiscal 2002 compared to zero borrowings for Fiscal 2001.

Liquidity and Capital Resources

The following table sets forth certain financial data at the dates indicated.

DOLLARS IN MILLIONS	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001
Cash and cash equivalents	$ 55.9	$ 46.4	$ 60.4
Working capital	$ 181.2	$ 162.6	$ 144.9
Long-term debt (includes current maturities)	$ 103.2	$ 103.2	$ 103.5

Working Capital

The Company's business is somewhat seasonal, with the Company's investment in inventory and accounts receivable normally reaching peaks in the spring and fall of each year. Historically, cash flow from operations has been generated principally in the fourth quarter of each fiscal year.

Cash provided by operating activities was $47.9 million in Fiscal 2003 compared to $27.9 million in Fiscal 2002, primarily due to changes in accounts payable levels offset by an increase in inventories. Tax payments were also $1.7 million lower in Fiscal 2003 than in Fiscal 2002. Accounts payable grew by $29.0 million more in Fiscal 2003 than in Fiscal 2002. This increased rate of growth is primarily due to timing changes in buying patterns and increased seasonal purchases, reflecting the growth in the Company's retail businesses by 83 stores for the year. Inventories grew by $16.8 million more in Fiscal 2003 than in Fiscal 2002, offsetting some of the increase in cash provided by operating activities attributable to the accounts payable increase. The $25.8 million increase in inventories at February 1, 2003 from February 2, 2002 levels reflects increases in retail inventories to support seasonal growth and the net increase of 83 stores in Fiscal 2003, and an increase in Johnston & Murphy inventories due to lower than expected sales for Fiscal 2003.

Accounts receivable at February 1, 2003 decreased $0.4 million compared to February 2, 2002, primarily due to shorter payment terms given to customers of the Company's wholesale operations.

Cash provided by operating activities was $27.9 million in Fiscal 2002 compared to $36.1 million in Fiscal 2001. The $8.1 million decrease in cash flow from operating activities reflects primarily an $8.9 million increase in inventories for Fiscal 2002 compared to Fiscal 2001 primarily due to new store openings and to decreased accrued liabilities of $16.7 million primarily due to payments of incentive compensation accruals and an $8.4 million increase in taxes paid, offset by increased earnings of $7.5 million in Fiscal 2002 and a $3.5 million decrease in accounts receivable due to decreased wholesale sales. The $8.9 million increase in inventories at February 2, 2002 from February 3, 2001 levels reflects increases in retail inventories to support the net increase of 129 stores in Fiscal 2002.

Cash provided (or used) due to changes in accounts payable and accrued liabilities are as follows:

	Fiscal Year Ended		
DOLLARS IN THOUSANDS	2003	2002	2001
Accounts payable	$ 17,547	$ (11,479)	$ 4,635
Accrued liabilities	(3,230)	(16,733)	10,468
	$ 14,317	$ (28,212)	$ 15,103

The differences in accounts payable for Fiscal 2003 from Fiscal 2002 and for Fiscal 2002 from Fiscal 2001 are due to changes in buying patterns, inventory levels and payment terms negotiated with individual vendors. The change in accrued liabilities in Fiscal 2003 was due primarily to discontinued operations payments. The change in accrued liabilities in Fiscal 2002 was due primarily to payment of incentive compensation accruals, income tax payments and restructuring payments.

On July 16, 2001, the Company entered into a revolving credit agreement with five banks, providing for loans or letters of credit of up to $75 million. The agreement, as amended September 6, 2001, expires July 16, 2004. The average daily revolving credit borrowings were less than $0.1 million for Fiscal 2003 and 2002, as cash generated from operations and cash on hand funded seasonal working capital requirements and capital expenditures.

The following tables set forth aggregate contractual obligations and commitments as of February 1, 2003.

DOLLARS IN THOUSANDS		Payments Due by Period			
SIGNIFICANT CONTRACTUAL CASH OBLIGATIONS	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$ 103,245	$ -0-	$ 103,245	$ -0-	$ -0-
Capital Lease Obligations	26	1	2	2	21
Operating Leases	475,967	67,253	132,703	119,174	156,837
Total Significant Contractual Cash Obligations	$ 579,238	$ 67,254	$ 235,950	$ 119,176	$ 156,858

DOLLARS IN THOUSANDS		Amount of Commitment Expiration Per Period			
COMMERCIAL COMMITMENTS	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of Credit	$ 6,351	$ 6,351	$ -0-	$ -0-	$ -0-
Total Commercial Commitments	$ 6,351	$ 6,351	$ -0-	$ -0-	$ -0-

Capital Expenditures

Capital expenditures were $36.3 million, $43.7 million and $34.7 million for Fiscal 2003, 2002 and 2001, respectively. The $7.4 million decrease in Fiscal 2003 capital expenditures as compared to Fiscal 2002 resulted primarily from a decrease in retail store capital expenditures due to a smaller net increase in new store openings in Fiscal 2003 compared to Fiscal 2002. The $9.0 million increase in Fiscal 2002 capital expenditures as compared to Fiscal 2001 resulted primarily from capital expenditures for the new distribution center.

Total costs for the Company's new distribution center were $28.6 million, including capitalized interest of $0.5 million, which includes capital expenditures of $14.4 million in Fiscal 2002 and $14.2 million in Fiscal 2003.

Total capital expenditures in Fiscal 2004 are expected to be approximately $23.4 million. These include expected retail capital expenditures of $18.6 million to open approximately 50 Journeys stores, 4 Journeys Kidz stores, 6 Johnston & Murphy stores and factory stores, and 25 Underground Station stores, and to complete 32 major store renovations, including five conversions of Jarman stores to Underground Station stores. The planned amount of capital expenditures in Fiscal 2004 for wholesale operations and other purposes are expected to be approximately $4.8 million, including approximately $1.9 million for new systems to improve customer service and support the Company's growth.

Future Capital Needs

The Company expects that cash on hand and cash provided by operations will be sufficient to fund all of its planned capital expenditures through Fiscal 2004. The Company may borrow under its credit facility from time to time, particularly in the fall, to support seasonal working capital requirements. The approximately $2.5 million of costs associated with the prior restructurings and discontinued operations that are expected to be incurred during the next twelve months are also expected to be funded from cash on hand. Additionally, the Company may from time to time consider proposals to refinance or retire the outstanding subordinated convertible notes prior to their final maturity date in April 2005.

In August 2002, the Company's board of directors authorized the repurchase, from time to time, of up to 300,000 shares of the Company's common stock. There are 515,100 shares remaining to be repurchased under this and prior authorizations as of February 1, 2003. Any purchases would be funded from available cash. The Company has repurchased a total of 7.0 million shares at a cost of $69.4 million under a series of authorizations since Fiscal 1999. The Company has repurchased 286,000 shares this year at a cost of $4.0 million as of February 1, 2003.

There were $6.4 million of letters of credit outstanding under the revolving credit agreement at February 1, 2003, leaving availability under the revolving credit agreement of $68.6 million. The revolving credit agreement requires the Company to meet certain financial ratios and covenants, including minimum tangible net worth, fixed charge coverage and debt to EBITDAR ratios. The Company was in compliance with these financial covenants at February 1, 2003.

The Company's revolving credit agreement restricts the payment of dividends and other payments with respect to capital stock, including repurchases (although the Company may make payments with respect to preferred stock). At February 1, 2003, $35.0 million was available for such payments related to common stock. The aggregate of annual dividend requirements on the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and on its $1.50 Subordinated Cumulative Preferred Stock is $294,000.

Environmental and Other Contingencies

The Company is subject to certain loss contingencies related to environmental proceedings and other legal matters, including those disclosed in Note 16 to the Company's Consolidated Financial Statements. The Company has made provisions for certain of these contingencies, including approximately $0.3 million reflected in Fiscal 2003, $2.0 million reflected in Fiscal 2002 and $2.6 million reflected in Fiscal 2001. The Company monitors these matters on an ongoing basis and, on a quarterly basis, management reviews the Company's reserves and accruals in relation to each of them, adjusting provisions as management deems necessary in view of changes in available information. Changes in estimates of liability are reported in the periods when they occur. Consequently, management believes that its reserve in relation to each proceeding is a reasonable estimate of the probable loss connected to the proceeding, or in cases in which no reasonable estimate is possible, the minimum amount in the range of estimated losses, based upon its analysis of the facts and circumstances as of the close of the most recent fiscal quarter. However, because of uncertainties and risks inherent in litigation generally and in environmental proceedings in particular, there can be no assurance that future developments will not require additional reserves to be set aside, that some or all reserves may not be adequate or that the amounts of any such additional reserves or any such inadequacy will not have a material adverse effect upon the Company's financial condition or results of operations.

Financial Market Risk

The following discusses the Company's exposure to financial market risk related to changes in interest rates and foreign currency exchange rates.

Outstanding Debt of the Company – The Company's outstanding long-term debt of $103.2 million 5 1/2% convertible subordinated notes due April 2005 bears interest at a fixed rate. Accordingly, there is no immediate impact on the Company's interest expense from fluctuations in market interest rates. The fair value of the Company's long-term debt was $107.2 million at February 1, 2003 based on a dealer quote.

Cash and Cash Equivalents – The Company's cash and cash equivalent balances are invested in institutional money market funds or financial instruments with original maturities of three months or less. The Company does not have significant exposure to changing interest rates on invested cash at February 1, 2003. Consequently, the Company considers the interest rate market risk implicit in these investments at February 1, 2003, to be low.

Foreign Currency Exchange Rate Risk - Most purchases by the Company from foreign sources are denominated in U.S. dollars. Approximately $39.7 million of purchases in Fiscal 2003, all of shoes bearing the Johnston & Murphy brand, were denominated in Euro. To the extent that import transactions are denominated in other currencies, it is the Company's practice to hedge its risks through the purchase of forward foreign exchange contracts. At February 1, 2003, the Company had $7.6 million of forward foreign exchange contracts for Euro. The Company's policy is not to speculate in derivative instruments for profit on the exchange rate price fluctuation and it does not hold any derivative instruments for trading purposes. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. The unrealized gain on contracts outstanding at February 1, 2003 was $0.2 million based on current spot rates. As of February 1, 2003, a 10% adverse change in foreign currency exchange rates from market rates would decrease the fair value of the contracts by approximately $0.6 million.

Because of the rapid appreciation in the value of the Euro relative to the dollar and the limitations of the Company's foreign currency hedging policy, the Company anticipates that product costs in the Johnston & Murphy division will increase in Fiscal 2004 as compared to the previous year. Based on anticipated demand for the year and assuming an average exchange rate for the year near levels for the first fiscal quarter, the Company estimates these increases will have an adverse effect on its pretax earnings for the year in the range of $5.0 to $6.0 million. The effect could be greater or less if either or both demand varies from expectations or exchange rates fluctuate.

Accounts Receivable – The Company's accounts receivable balance at February 1, 2003 is concentrated in its two remaining wholesale businesses, which sell primarily to department stores and independent retailers across the United States. One customer accounted for 15.5% and another customer accounted for 11.2% of the Company's trade accounts receivable balance as of February 1, 2003. The Company monitors the credit quality of its customers and establishes an allowance for doubtful accounts based upon factors surrounding credit risk, historical trends and other information; however, credit risk is affected by conditions or occurrences within the economy and the retail industry.

Summary – Based on the Company's overall market interest rate and foreign currency rate exposure at February 1, 2003, the Company believes that the effect, if any, of reasonably possible near-term changes in interest rates on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2004 would not be material. However, fluctuations in foreign currency exchange rates could have a material effect on the Company's consolidated financial position, results of operations or cash flows for Fiscal 2004.

New Accounting Principles

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company implemented this statement in the fourth quarter of Fiscal 2003.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"), which amends the disclosure provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation" to require prominent disclosure about the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. This statement is effective for fiscal years ending after December 15, 2002. The Company implemented this statement in the fourth quarter of Fiscal 2003 and has made the appropriate disclosures. See Notes 1 and 15 to the Consolidated Financial Statements.

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The new pronouncement requires certain vendor consideration to be treated as a reduction of the selling price of the product and, therefore, a reduction in revenue. The Company has reclassified its financial statements for Fiscal 2002 and 2001 to reflect the change in accounting for certain vendor consideration.

In November 2002, the EITF issued EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The new pronouncement addresses the accounting for cash consideration received by a customer from a vendor and rebates or refunds from a vendor that are payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. This statement requires the above to be treated as a reduction of cost of inventory purchased. This statement is effective beginning the first quarter of Fiscal 2004. The Company does not expect this statement to have a material impact on its results of operations or financial condition.

Inflation

The Company does not believe inflation has had a material impact on sales or operating results during periods covered in this discussion.

Management's Responsibility for Financial Statements

The consolidated financial statements presented in this report are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States. Some of the amounts included in the financial information are necessarily based on estimates and judgements of management.

The Company maintains accounting and related internal control systems designed to provide, among other things, reasonable assurance that transactions are executed in accordance with management's authorization and that they are recorded and reported properly. An integral part of the control system is an internal audit program which regularly reviews the internal control systems of the Company and coordinates its activity with the examination by the Company's independent auditors. There are limitations inherent in all systems of internal control and the Company weighs the cost of such systems against the expected benefits.

The financial statements have been examined by our independent auditors, Ernst & Young. Their primary role is to render an independent professional opinion on the financial statements. Their examinations, which are performed in accordance with auditing standards generally accepted in the United States, include a study and evaluation of the Company's accounting systems and internal controls sufficient to express their opinion on those financial statements.

The audit committee of the board of directors, composed entirely of directors who are not employees of the Company, meets regularly with management, the internal auditor and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditor and the independent auditors have full and free access to the audit committee and meet (with and without management present) to discuss appropriate matters.



James S. Gulmi
Senior Vice President – Finance
Chief Financial Officer



Paul D. Williams
Chief Accounting Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of Genesco Inc.


ERNST & YOUNG

We have audited the consolidated balance sheets of Genesco Inc. and Subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits. The consolidated financial statements of Genesco Inc. and Subsidiaries for the year ended February 3, 2001, were audited by other auditors whose report dated February 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal year 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genesco Inc. and Subsidiaries at February 1, 2003 and February 2, 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



Nashville, Tennessee
February 21, 2003

Genesco Inc. and Consolidated Subsidiaries

FINANCIAL SUMMARY

In thousands except per common share data, financial statistics and other data	2003	2002	2001	2000	1999
RESULTS OF OPERATIONS DATA					
Net sales	$ 828,307	$ 746,157	$ 679,337	$ 552,440	$ 531,354
Depreciation	19,314	16,239	13,200	10,514	9,691
Earnings before interest and taxes	66,694	63,428	60,187	46,969	33,450
Pretax earnings from continuing operations	58,824	55,864	52,987	40,982	26,839
Earnings from continuing operations	36,445	38,323	32,831	25,335	52,313
Discontinued operations (net of tax)	(165)	(1,253)	(3,233)	587	815
Net Earnings	$ 36,280	$ 37,070	$ 29,598	$ 25,922	$ 53,128
PER COMMON SHARE DATA					
Earnings from continuing operations					
Basic	$ 1.66	$ 1.74	$ 1.51	$ 1.12	$ 2.04
Diluted	1.47	1.54	1.35	1.03	1.80
Discontinued operations					
Basic	(.01)	(.06)	(.15)	.03	.03
Diluted	.00	(.05)	(.12)	.02	.03
Net earnings					
Basic	1.65	1.68	1.36	1.14	2.07
Diluted	1.47	1.49	1.23	1.05	1.83
BALANCE SHEET DATA					
Total assets	$ 419,214	$ 363,554	$ 352,163	$ 301,165	$ 307,198
Long-term debt	103,245	103,245	103,500	103,500	103,500
Non-redeemable preferred stock	7,599	7,634	7,721	7,882	7,918
Common shareholders' equity	175,180	153,553	130,504	100,360	108,661
Additions to plant, equipment and capital leases	36,276	43,723	34,735	22,312	23,512
FINANCIAL STATISTICS					
Earnings before interest and taxes as a percent of net sales	8.1%	8.5%	8.9%	8.5%	6.3%
Book value per share	$ 8.06	$ 7.03	$ 6.02	$ 4.73	$ 4.56
Working capital	$ 181,165	$ 162,649	$ 144,926	$ 138,007	$ 155,778
Current ratio	3.1	3.2	2.5	2.8	3.1
Percent long-term debt to total capitalization	36.1%	39.0%	42.8%	48.9%	47.0%
OTHER DATA (END OF YEAR)					
Number of retail outlets*	991	908	836	679	674
Number of employees	5,700	5,325	4,700	4,250	3,650

*Includes 78 Jarman Leased departments in Fiscal 1999 which were divested during the first quarter of Fiscal 2000. Also includes Nautica Retail leased departments of 57, 47 and 24 in Fiscal 2001, 2000 and 1999, respectively.

Reflected in earnings from continuing operations for Fiscal 2003, 2002, 2001 and 1999 were restructuring and other charges (credits) of $2.5 million, $5.1 million, $4.4 million and ($2.4) million, respectively. See Note 2 to the Consolidated Financial Statements for additional information regarding these charges (credits).

Reflected in earnings from continuing operations for Fiscal 2002 and 1999 was a tax benefit of $3.5 million and $24.1 million, respectively.

Long-term debt includes current obligations. On April 9, 1998, the Company issued $103.5 million of 5 1/2% convertible subordinated notes due 2005. The Company used $80 million of the proceeds to repay all of its 10 3/8% senior notes including interest and expenses incurred in connection therewith.

The Company has not paid dividends on its Common Stock since 1973. See Notes 9 and 11 to the Consolidated Financial Statements for a description of limitations on the Company's ability to pay dividends.

Genesco Inc. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEET

	As of Fiscal Year End	
In thousands	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 55,929	$ 46,384
Accounts receivable	19,412	19,857
Inventories	168,622	142,856
Deferred income taxes	11,909	15,061
Other current assets	13,559	12,717
Total current assets	269,431	236,875
Plant, equipment and capital leases	127,542	112,550
Deferred income taxes	17,787	8,611
Other noncurrent assets	4,454	5,019
Plant and equipment of discontinued operations	-0-	499
Total Assets	$ 419,214	$ 363,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 86,923	$ 67,497
Provision for discontinued operations	1,343	6,729
Total current liabilities	88,266	74,226
Long-term debt	103,245	103,245
Other long-term liabilities	44,924	24,391
Provision for discontinued operations	-0-	505
Total liabilities	236,435	202,367
Commitments and contingent liabilities (see Notes 10 and 16)		
Shareholders' Equity		
Non-redeemable preferred stock	7,599	7,634
Common shareholders' equity:		
Common stock, $1 par value:		
Authorized: 80,000,000 shares		
Issued: 2003 – 22,221,566; 2002 – 22,330,914	22,222	22,331
Additional paid-in capital	97,488	98,622
Retained earnings	103,779	67,793
Accumulated other comprehensive loss	(30,452)	(17,336)
Treasury shares, at cost	(17,857)	(17,857)
Total shareholders' equity	182,779	161,187
Total Liabilities and Shareholders' Equity	$ 419,214	$ 363,554

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Genesco Inc. and Consolidated Subsidiaries

CONSOLIDATED EARNINGS

In thousands, except per share amounts	Fiscal Year 2003	2002	2001
Net sales	$ 828,307	$ 746,157	$ 679,337
Cost of sales	438,231	397,212	357,653
Selling and administration expenses	320,833	280,712	258,064
Restructuring and other charges, net	2,549	4,805	3,433
Earnings from operations before interest	66,694	63,428	60,187
Interest expense	8,544	8,698	8,618
Interest income	(674)	(1,134)	(1,418)
Total interest expense, net	7,870	7,564	7,200
Earnings before income taxes from continuing operations	58,824	55,864	52,987
Income taxes	22,379	17,541	20,156
Earnings from continuing operations	36,445	38,323	32,831
Discontinued operations:			
Operating loss	-0-	-0-	(226)
Provision for future losses	(165)	(1,253)	(3,007)
Net Earnings	$ 36,280	$ 37,070	$ 29,598
Basic earnings per common share:			
Continuing operations	$ 1.66	$ 1.74	$ 1.51
Discontinued operations	$ (.01)	$ (.06)	$ (.15)
Net earnings	$ 1.65	$ 1.68	$ 1.36
Diluted earnings per common share:			
Continuing operations	$ 1.47	$ 1.54	$ 1.35
Discontinued operations	$ 0.00	$ (.05)	$ (.12)
Net earnings	$ 1.47	$ 1.49	$ 1.23

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Genesco Inc. and Consolidated Subsidiaries

CONSOLIDATED CASH FLOWS

In thousands	Fiscal Year 2003	2002	2001
OPERATIONS:			
Net Earnings	$ 36,280	$ 37,070	$ 29,598
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	19,314	16,239	13,200
Deferred income taxes	2,362	6,071	351
Provision for losses on accounts receivable	55	(263)	457
Impairment of long-lived assets	2,373	1,010	-0-
Restructuring charge	176	4,117	4,433
Provision for discontinued operations	267	2,008	4,854
Other	1,088	1,039	467
Effect on cash of changes in working capital and other assets and liabilities:			
Accounts receivable	390	3,515	(3,093)
Inventories	(25,766)	(8,941)	(25,772)
Other current assets	(1,127)	(1,911)	(1,925)
Accounts payable and accrued liabilities	14,317	(28,212)	15,103
Other assets and liabilities	(1,809)	(3,836)	(1,620)
Net cash provided by operating activities	47,920	27,906	36,053
INVESTING ACTIVITIES:			
Capital expenditures	(36,276)	(43,723)	(34,735)
Proceeds from businesses divested and assets sales	93	436	3,694
Net cash used in investing activities	(36,183)	(43,287)	(31,041)
FINANCING ACTIVITIES:			
Payments on capital leases	(1)	(1)	(6)
Stock repurchases	(4,044)	(4,826)	(8,778)
Dividends paid	(294)	(294)	(298)
Options exercised and shares issued in employee stock purchase plan	2,147	6,890	6,592
Deferred note expenditures	-0-	(386)	-0-
Net cash provided by (used in) financing activities	(2,192)	1,383	(2,490)
Net Cash Flow	9,545	(13,998)	2,522
Cash and cash equivalents at beginning of year	46,384	60,382	57,860
Cash and cash equivalents at end of year	$ 55,929	$ 46,384	$ 60,382
SUPPLEMENTAL CASH FLOW INFORMATION:			
Net cash paid for:			
Interest	$ 8,231	$ 8,156	$ 8,043
Income taxes	16,013	17,749	9,398

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Genesco Inc. and Consolidated Subsidiaries

CONSOLIDATED SHAREHOLDERS' EQUITY

In thousands	Total Non-Redeemable Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income	Total Shareholders' Equity
BALANCE JANUARY 29, 2000	$7,882	$21,715	$94,784	$(17,857)	$1,718	$-0-		$108,242
Net earnings	-0-	-0-	-0-	-0-	29,598	-0-	$29,598	29,598
Dividends paid	-0-	-0-	-0-	-0-	(299)	-0-	-0-	(299)
Exercise of options	-0-	1,013	5,017	-0-	-0-	-0-	-0-	6,030
Issue shares - Employee Stock Purchase Plan	-0-	55	508	-0-	-0-	-0-	-0-	563
Tax effect of exercise of stock options	-0-	-0-	2,758	-0-	-0-	-0-	-0-	2,758
Stock repurchases	-0-	(646)	(8,131)	-0-	-0-	-0-	-0-	(8,777)
Other	(161)	13	258	-0-	-0-	-0-	-0-	110
Comprehensive income							$29,598	
BALANCE FEBRUARY 3, 2001	7,721	22,150	95,194	(17,857)	31,017	-0-		138,225
Net earnings	-0-	-0-	-0-	-0-	37,070	-0-	37,070	37,070
Dividends paid	-0-	-0-	-0-	-0-	(294)	-0-	-0-	(294)
Exercise of options	-0-	391	5,919	-0-	-0-	-0-	-0-	6,310
Issue shares - Employee Stock Purchase Plan	-0-	42	538	-0-	-0-	-0-	-0-	580
Tax effect of exercise of stock options	-0-	-0-	1,138	-0-	-0-	-0-	-0-	1,138
Stock repurchases	-0-	(271)	(4,555)	-0-	-0-	-0-	-0-	(4,826)
Cumulative effect of SFAS No. 133 (net of tax of $0.5 million)	-0-	-0-	-0-	-0-	-0-	808	808	808
Net change in foreign currency forward contracts	-0-	-0-	-0-	-0-	-0-	(906)	(906)	(906)
Loss on foreign currency forward contracts (net of tax benefit of $0.1 million)	-0-	-0-	-0-	-0-	-0-	(98)	(98)	(98)
Minimum pension liability adjustment (net of tax benefit of $11.0 million)	-0-	-0-	-0-	-0-	-0-	(17,238)	(17,238)	(17,238)
Other	(87)	19	388	-0-	-0-	-0-	-0-	320
Comprehensive income							19,734	
BALANCE FEBRUARY 2, 2002	7,634	22,331	98,622	(17,857)	67,793	(17,336)		161,187
Net earnings	-0-	-0-	-0-	-0-	36,280	-0-	36,280	36,280
Dividends paid	-0-	-0-	-0-	-0-	(294)	-0-	-0-	(294)
Exercise of options	-0-	122	1,443	-0-	-0-	-0-	-0-	1,565
Issue shares - Employee Stock Purchase Plan	-0-	49	533	-0-	-0-	-0-	-0-	582
Tax effect of exercise of stock options	-0-	-0-	516	-0-	-0-	-0-	-0-	516
Stock repurchases	-0-	(286)	(3,758)	-0-	-0-	-0-	-0-	(4,044)
Gain on foreign currency forward contracts (net of tax of $0.3 million)	-0-	-0-	-0-	-0-	-0-	439	439	439
Minimum pension liability adjustment (net of tax benefit of $8.7 million)	-0-	-0-	-0-	-0-	-0-	(13,555)	(13,555)	(13,555)
Other	(35)	6	132	-0-	-0-	-0-	-0-	103
Comprehensive income							$23,164	
BALANCE FEBRUARY 1, 2003	$7,599	$22,222	$97,488	$(17,857)	$103,779	$(30,452)		$182,779

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Note 1: Summary of Significant Accounting Policies

Nature of Operations

The Company's businesses include the design or sourcing, marketing and distribution of footwear principally under the Johnston & Murphy and Dockers brands and the operation at February 1, 2003 of 991 Jarman, Journeys, Journeys Kidz, Johnston & Murphy and Underground Station retail footwear stores and leased departments. The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company sold Nautica - branded footwear for the first six months of Fiscal 2002 in order to fill existing customer orders and sell existing inventory (see Note 2).

Basis of Presentation

All subsidiaries are included in the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. As a result, Fiscal 2003 was a 52-week year with 364 days, Fiscal 2002 was a 52-week year with 364 days and Fiscal 2001 was a 53-week year with 371 days. Fiscal Year 2003 ended on February 1, 2003, Fiscal Year 2002 ended on February 2, 2002 and Fiscal Year 2001 ended on February 3, 2001.

Financial Statement Reclassifications

Certain reclassifications have been made to conform prior years' data to the current year presentation.

Cash and Cash Equivalents

Included in cash and cash equivalents at February 1, 2003 and February 2, 2002, are cash equivalents of $47.4 million and $34.6 million, respectively. Cash equivalents are highly-liquid debt instruments having an original maturity of three months or less.

Inventories

Wholesale inventories are stated at the lower of cost or market, with cost determined principally by the first-in, first-out method. Retail inventories are stated at the lower of cost or market with cost determined under the retail inventory method.

Plant, Equipment and Capital Leases

Plant, equipment and capital leases are recorded at cost and depreciated or amortized over the estimated useful life of related assets. Depreciation and amortization expense are computed principally by the straight-line method over the following estimated useful lives:

Buildings and building equipment	20-45 years
Machinery, furniture and fixtures	3-15 years

Leasehold improvements and properties under capital leases are amortized on the straight-line method over the shorter of their useful lives or their related lease terms.

Impairment of Long-Term Assets

The Company periodically assesses the realizability of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future cash flows, undiscounted and without interest charges, are less than carrying amount.

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments at February 1, 2003 and February 2, 2002 are:

Note 1: Summary of Significant Accounting Policies, Continued

Fair Values

IN THOUSANDS	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term Debt	$ 103,245	$ 107,175	$ 103,245	$ 128,344

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables, foreign currency hedges and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of the Company's long-term debt was based on dealer prices on the respective balance sheet dates.

Postretirement Benefits

Substantially all full-time employees are covered by a defined benefit pension plan. The Company also provides certain former employees with limited medical and life insurance benefits. The Company funds at least the minimum amount required by the Employee Retirement Income Security Act (see Note 13).

Revenue Recognition

Retail sales are recorded at the point of sale and are net of estimated returns. Wholesale revenue is recorded net of estimated returns when the related goods have been shipped and legal title has passed to the customer.

Shipping and Handling Costs

Shipping and handling costs are charged to cost of sales in the period incurred.

Preopening Costs

Costs associated with the opening of new stores are expensed as incurred.

Advertising Costs

Advertising costs are predominantly expensed as incurred. Advertising costs were $22.6 million, $21.5 million and $23.0 million for Fiscal 2003, 2002 and 2001, respectively.

Environmental Costs

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated and are evaluated independently of any future claims for recovery. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Income Taxes

Deferred income taxes are provided for all temporary differences and operating loss and tax credit carryforwards limited, in the case of deferred tax assets, to the amount the Company believes is more likely than not to be realized in the foreseeable future.

Capitalized Interest

Statement of Financial Accounting Standards (SFAS) No. 34, "Capitalization of Interest Cost" requires capitalizing interest cost as a part of the historical cost of acquiring certain assets, such as assets that are constructed or produced for a company's own use. The Company capitalized $0.4 and $0.1 million of interest cost in Fiscal 2003 and 2002, respectively, in connection with the Company's new distribution center.

Earnings Per Common Share

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the

Note 1: Summary of Significant Accounting Policies, Continued

weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised or converted to common stock (see Note 14).

Other Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" requires, among other things, the Company's minimum pension liability adjustment and unrealized gains or losses on foreign currency forward contracts to be included in other comprehensive income net of tax. Other comprehensive income at February 1, 2003 consists of a $30.8 million minimum pension liability adjustment, net of tax, and a $0.3 million gain on foreign currency forward contracts, net of tax.

Business Segments

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that companies disclose "operating segments" based on the way management disaggregates the company for making internal operating decisions (see Notes 2 and 17).

Derivative Instruments and Hedging Activities

The Company implemented Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" in the first quarter of Fiscal 2002. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The accounting for changes in the fair value of a derivative are recorded each period in current earnings or in other comprehensive income depending on the intended use of the derivative and the resulting designation. For the year ended February 1, 2003, the Company recorded an unrealized gain on foreign currency forward contracts of $0.7 million in accumulated other comprehensive loss, before taxes.

In order to reduce exposure to foreign currency exchange rate fluctuations in connection with inventory purchase commitments for its Johnston & Murphy division, the Company enters into foreign currency forward exchange contracts for Euro to make Euro denominated payments with a maximum hedging period of twelve months. Derivative instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged. The settlement terms of the forward contracts correspond with the payment terms for the merchandise inventories. As a result, there is no hedge ineffectiveness to be reflected in earnings. At February 1, 2003 and February 2, 2002, the Company had approximately $7.6 million and $12.1 million, respectively, of such contracts outstanding. Forward exchange contracts have an average remaining term of approximately one month. The gain based on spot rates under these contracts at February 1, 2003 was $0.2 million and the loss based on spot rates under these contracts at February 2, 2002 was $0.3 million. The Company monitors the credit quality of the major national and regional financial institutions with which it enters into such contracts.

The Company estimates that the majority of net-hedging gains will be reclassified from accumulated other comprehensive loss into earnings through lower cost of sales over the succeeding year.

Stock Incentive Plans

The Company implemented Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" in the fourth quarter of Fiscal 2003. This statement amends the disclosure provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation" to require prominent disclosure about the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information.

As of February 1, 2003, the Company had two fixed stock incentive plans and four restricted stock incentive plans, which are described more fully in Note 15 to the Consolidated Financial Statements. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plans. The compensation cost that has been charged against income for its restricted plans was $0.6 million, $0.3 million

Note 1: Summary of Significant Accounting Policies, Continued

and $3.8 million for Fiscal 2003, 2002 and 2001, respectively. The compensation cost that has been charged against income for its directors' restricted stock plan was $102,000, $70,000 and $110,000 for Fiscal 2003, 2002 and 2001, respectively. There was no additional stock incentive plan compensation reflected in net income, as all options granted under the fixed stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for all of the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology prescribed by FASB Statement No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Fiscal Years	
IN THOUSANDS, except per share amounts	2003	2002	2001
Net income, as reported	$ 36,280	$ 37,070	$ 29,598
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	381	183	2,352
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,171)	(1,921)	(3,528)
Pro forma net income	$ 34,490	$ 35,332	$ 28,422
Earnings per share:			
Basic-as reported	$ 1.65	$ 1.68	$ 1.36
Basic-pro forma	$ 1.57	$ 1.60	$ 1.31
Diluted-as reported	$ 1.47	$ 1.49	$ 1.23
Diluted-pro forma	$ 1.41	$ 1.43	$ 1.18

Other New Accounting Principles

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company implemented this statement in the fourth quarter of Fiscal 2003.

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The new pronouncement requires certain vendor consideration to be treated as a reduction of the selling price of the product and, therefore, a reduction in revenue. The Company has reclassified its financial statements for Fiscal 2002 and 2001 to reflect the change in accounting for certain vendor consideration.

In November 2002, the EITF issued EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The new pronouncement addresses the accounting for cash consideration received by a customer from a vendor and rebates or refunds from a vendor that are payable only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period. This statement requires the above to be treated as a reduction of cost of inventory purchased. This statement is effective beginning the first quarter of Fiscal 2004. The Company does not expect this statement to have a material impact on its results of operations or financial condition.

Note 2: Restructurings and Other Charges

Impairment and Other Charges

The Company recorded a pretax charge to earnings of $2.5 million ($1.6 million net of tax) in the fourth quarter of Fiscal 2003. The charge includes $2.4 million in asset impairments related to 14 underperforming retail stores identified as suitable for closing if acceptable lease terminations can be negotiated, the payments related to the termination of one of those leases, and $0.1 million in severance payments. The majority of these items relate to the Johnston & Murphy division (see Note 8).

Johnston & Murphy Plant Closing and Reductions in Operating Expenses

On January 31, 2002, the Company's board of directors approved a plan to streamline operations and reduce operating expenses. The plan included closing the Company's last remaining manufacturing plant and eliminating approximately 40 positions from its Nashville headquarters workforce. At the same time, the Company recognized the impairment of assets used in 12 underperforming stores, primarily in the Jarman group.

In connection with the plant closing, employee severance and asset impairments, the Company recorded a pretax charge to earnings of $5.4 million ($3.4 million net of tax) in the fourth quarter of Fiscal 2002. The charge included $0.3 million in plant asset write-downs, $3.7 million of other costs, including primarily employee severance and facility shutdown costs and $1.0 million of retail store asset impairments (see Note 8). Also included in the charge was a $0.4 million inventory write-down, primarily related to inventory of product offerings affected by the plant closing, which is reflected in gross margin on the income statement.

The Company ended operations in the manufacturing plant during the third quarter of Fiscal 2003.

Nautica Footwear License Cancellation

The Company ended its license to market footwear under the Nautica label, effective January 31, 2001. The Company's net sales for Fiscal 2002 included $6.1 million of sales of Nautica – branded footwear to fill existing customer orders and sell existing inventory.

In connection with the termination of the Nautica Footwear license agreement, the Company recorded a pretax charge to earnings of $4.4 million ($2.7 million net of tax) in the fourth quarter of Fiscal 2001. The charge included contractual obligations to Nautica Apparel for the license cancellation and other costs, primarily severance (see Note 8). Also included in the charge was a $1.0 million inventory write-down which is reflected in gross margin on the income statement.

During the second quarter of Fiscal 2002, the Company recorded a restructuring gain of $0.3 million in connection with the successful completion of activities related to the Nautica Footwear license agreement's termination. The gain included a $0.1 million reversal of the earlier inventory write-down, because the Company was able to liquidate its Nautica Footwear inventories at better prices than it initially expected. The reversal is reflected in gross margin on the income statement.

The Nautica footwear business contributed sales of approximately $6.1 million and $18.8 million and operating losses of $0.6 million and $2.5 million in Fiscal 2002 and 2001, respectively.

Volunteer Leather Divestiture

On May 22, 2000, the Company's board of directors approved a plan to sell its Volunteer Leather finishing business and liquidate its tanning business, to allow the Company to be more focused on the retailing and marketing of branded footwear.

Certain assets of the Volunteer Leather business were sold on June 19, 2000. The plan resulted in a pretax charge to earnings of $4.9 million ($3.0 million net of tax) in the second quarter of Fiscal 2001. Because Volunteer Leather constituted the entire Leather segment of the Company's business, the charge to earnings was treated for financial reporting purposes as a provision for discontinued operations. The provision for discontinued operations included $1.3 million in asset write-downs and $3.6 million of other costs, including primarily employee severance and facility shutdown costs (see Note 8). The Volunteer Leather business employed approximately 160 people.

In the third quarter ended November 3, 2001, the Company reached an agreement with the Michigan Department of

Note 2: Restructurings and Other Charges, Continued

Environmental Quality to contribute a lump sum of $3.35 million toward sediment removal in a lake adjacent to the Company's former Volunteer Leather tannery in Whitehall, Michigan (see Note 16). The Company recorded an additional charge to earnings of $1.1 million ($0.7 million net of tax) reflected in discontinued operations in the third quarter of Fiscal 2002 to provide for the portion of the settlement payment not provided for in earlier periods.

In the fourth quarter ended February 2, 2002, the Company recorded an additional charge to earnings of $0.9 million ($0.6 million net of tax) reflected in discontinued operations, including $0.5 million for the Michigan site and $0.4 million primarily for additional anticipated costs of a remedial investigation and feasibility study at its former knitting mill in New York (see Note 16).

The operating results of the leather segment are shown below:

IN THOUSANDS	February 3, 2001*
Net sales	$ 6,545
Cost of sales and expenses	6,917
Pretax loss	(372)
Income tax benefit	(146)
Net Loss	$ (226)

*Results for the four months ended May 2000.

Discontinued operations' sales subsequent to the decision to discontinue were $0.8 million for Fiscal 2001.

Note 3: Accounts Receivable

IN THOUSANDS	2003	2002
Trade accounts receivable	$ 19,196	$ 18,607
Miscellaneous receivables	2,650	4,201
Total receivables	21,846	22,808
Allowance for bad debts	(690)	(1,017)
Other allowances	(1,744)	(1,934)
Net Accounts Receivable	$ 19,412	$ 19,857

The Company's footwear wholesaling business sells primarily to independent retailers and department stores across the United States. Receivables arising from these sales are not collateralized. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. One customer accounted for 16% and another customer accounted for 11% of the Company's trade receivables balance as of February 1, 2003 and no other customer accounted for more than 7% of the Company's trade receivables balance as of February 1, 2003.

Note 4: Inventories

IN THOUSANDS	2003	2002
Raw materials	$ 662	$ 1,075
Work in process	-0-	365
Finished goods	37,387	27,413
Retail merchandise	130,573	114,003
Total Inventories	$ 168,622	$ 142,856

Note 5: Plant, Equipment and Capital Leases, Net

IN THOUSANDS	2003	2002
Plant and equipment:		
Land	$ 4,913	$ 3,176
Buildings and building equipment	13,967	1,228
Machinery, furniture and fixtures	84,670	63,800
Construction in progress	9,338	21,088
Improvements to leased property	100,506	89,563
Capital leases:		
Buildings	37	37
Plant, equipment and capital leases, at cost	213,431	178,892
Accumulated depreciation and amortization:		
Plant and equipment	(85,863)	(66,317)
Capital leases	(26)	(25)
Net Plant, Equipment and Capital Leases	$ 127,542	$ 112,550

Note 6: Other Noncurrent Assets

IN THOUSANDS	2003	2002
Other noncurrent assets:		
Investments and long-term receivables	$ 3,138	$ 2,945
Deferred note expense	1,316	2,074
Total Other Noncurrent Assets	$ 4,454	$ 5,019

Note 7: Accounts Payable and Accrued Liabilities

IN THOUSANDS	2003	2002
Trade accounts payable	$ 43,660	$ 26,113
Accrued liabilities:		
Employee compensation	10,770	11,394
Rent	10,072	8,451
Taxes other than income taxes	5,009	4,769
Income taxes	4,478	1,049
Insurance	2,817	2,192
Interest	1,773	1,772
Other	8,344	11,757
Total Accounts Payable and Accrued Liabilities	$ 86,923	$ 67,497

At February 1, 2003 and February 2, 2002, outstanding checks drawn on certain domestic banks exceeded book cash balances by approximately $12.1 million and $6.7 million, respectively. These amounts are included in trade accounts payable.

Note 8: Provision for Discontinued Operations and Restructuring Reserves

Provision for Discontinued Operations

IN THOUSANDS	Employee Related Costs*	Facility Shutdown Costs	Other	Total
Balance February 3,2001	$ 6,549	$ 1,924	$ 359	$ 8,832
Additional provision November 3, 2001	-0-	1,331	(185)	1,146
Additional provision February 2, 2002	-0-	170	-0-	170
Charges and adjustments, net	(2,631)	(119)	(164)	(2,914)
Balance February 2, 2002	3,918	3,306	10	7,234
Charges and adjustments, net	(2,485)	(3,567)	20	(6,032)
Balance February 1, 2003	1,433	(261)	30	1,202
Current portion	1,433	(120)	30	1,343
Total Noncurrent Provision for Discontinued Operations**	$ -0-	$ (141)	$ -0-	$ (141)

* Includes $1.4 million of apparel union pension withdrawal liability.
** Included in other noncurrent assets

Restructuring Reserves

IN THOUSANDS	Employee Related Costs	Facility Shutdown Costs	Other	Total
Balance February 3,2001	$ 517	$ 167	$ 3,531	$ 4,215
Excess restructuring reserve August 4,2001	(81)	-0-	(124)	(205)
Additional provision February 2, 2002	1,445	2,466	(183)	3,728
Charges and adjustments, net	(220)	(129)	(2,818)	(3,167)
Balance February 2, 2002	1,661	2,504	406	4,571
Additional provision February 2, 2002	106	70	-0-	176
Charges and adjustments, net	(1,344)	354	(406)	(1,396)
Balance February 1, 2003	423	2,928	-0-	3,351
Current portion (included in accrued liabilities)	423	736	-0-	1,159
Total Noncurrent Restructuring Reserves (included in other long-term liabilities)	$ -0-	$ 2,192	$ -0-	$ 2,192

Note 9: Long-Term Debt

IN THOUSANDS	2003	2002
5 1/2% convertible subordinated notes due April 2005	$ 103,245	$ 103,245
Total long-term debt	103,245	103,245
Current portion	-0-	-0-
Total Noncurrent Portion of Long-Term Debt	$ 103,245	$ 103,245

Revolving Credit Agreement:

On July 16, 2001, the Company entered into a revolving credit agreement with five banks, providing for loans or letters of credit of up to $75 million. The agreement, as amended September 6, 2001, expires July 16, 2004. This agreement replaced a $65 million revolving credit agreement with three banks that was to expire September 24, 2002, providing for loans or letters of credit. Outstanding letters of credit at February 1, 2003 were $6.4 million; no loans were outstanding at that date.

Note 9: Long-Term Debt, Continued

Under the revolving credit agreement, the Company may borrow at the prime rate plus 0.25% or LIBOR plus 1.25%, which may be changed if the Company's pricing ratio (as defined in the credit agreement) changes. Facility fees are 0.50% per annum on $75.0 million and also vary based on the pricing ratio. The revolving credit agreement requires the Company to meet certain financial ratios and covenants, including minimum tangible net worth, fixed charge coverage and debt to EBITDAR ratios. The Company is required by the credit agreement to reduce the outstanding principal balance of the revolving loans to zero for 30 consecutive days during each period beginning on December 15 of any fiscal year and ending on April 15 of the following fiscal year. The revolving credit agreement, as amended, contains other covenants which restrict the payment of dividends and other payments with respect to capital stock. In addition, annual capital expenditures are limited to $36.0 million for Fiscal 2002, $38.0 million for Fiscal 2003 and $39.0 million for Fiscal 2004. The capital expenditure limits do not include the first $30.0 million of capital expenditures for the Company's new distribution center. The Company was in compliance with the financial covenants contained in the revolving credit agreement at February 1, 2003.

5 1/2% Convertible Subordinated Notes due 2005:

On April 9, 1998, the Company issued $103.5 million of 5 1/2% convertible subordinated notes due April 15, 2005. The notes are convertible into 47.5172 shares of common stock per $1,000 principal amount of Notes (equivalent to a conversion price of $21.045 per share of common stock), subject to adjustment. Expenses incurred relating to the issuance were capitalized and are being amortized over the term of the notes.

In June of 2001, $255,000 of the 5 1/2% convertible subordinated notes were converted to 12,116 shares of common stock.

The indenture pursuant to which the convertible subordinated notes were issued does not restrict the incurrence of Senior Debt by the Company or other indebtedness or liabilities by the Company or any of its subsidiaries.

Note 10: Commitments Under Long-Term Leases

Operating Leases

Rental expense under operating leases of continuing operations was:

IN THOUSANDS	2003	2002	2001
Minimum rentals	$ 65,570	$ 54,775	$ 44,292
Contingent rentals	3,155	4,669	4,569
Sublease rentals	(1,335)	(1,280)	(1,390)
Total Rental Expense	$ 67,390	$ 58,164	$ 47,471

Minimum rental commitments payable in future years are:

FISCAL YEARS	IN THOUSANDS
2004	$ 67,253
2005	67,427
2006	65,276
2007	62,095
2008	57,079
Later Years	156,837
Total Minimum Rental Commitments	$ 475,967

Most leases provide for the Company to pay real estate taxes and other expenses and contingent rentals based on sales. Approximately 6% of the Company's leases contain renewal options.

Note 11: Shareholders' Equity

Non-Redeemable Preferred Stock

CLASS (in order of preference)	Shares Authorized	Number of Shares 2003	2002	2001	Amounts in Thousands 2003	2002	2001	Common Convertible Ratio	No. of Votes
Subordinated Serial Preferred (Cumulative)									
Aggregate	3,000,000*	-0-	-0-	-0-	-0-	-0-	-0-	N/A	N/A
$2.30 Series 1	64,368	36,932	36,957	36,958	$ 1,477	$ 1,478	$ 1,478	.83	1
$4.75 Series 3	40,449	18,163	18,163	18,163	1,816	1,816	1,816	2.11	2
$4.75 Series 4	53,764	16,412	16,412	16,412	1,641	1,641	1,641	1.52	1
Series 6	800,000	-0-	-0-	-0-	-0-	-0-	-0-		100
$1.50 Subordinated Cumulative Preferred	5,000,000	30,017	30,017	30,017	901	901	901		1
		101,524	101,549	101,550	5,835	5,836	5,836		
Employees' Subordinated Convertible Preferred	5,000,000	65,269	66,671	70,091	1,958	2,000	2,103	1.00**	1
Stated Value of Issued Shares					7,793	7,836	7,939		
Employees' Preferred Stock Purchase Accounts					(194)	(202)	(218)		
Total Non-Redeemable Preferred Stock					$ 7,599	$ 7,634	$ 7,721		

* The Company's charter permits the board of directors to issue Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences as the board may designate.

** Also convertible into one share of $1.50 Subordinated Cumulative Preferred Stock.

Preferred Stock Transactions

IN THOUSANDS	Non-Redeemable Preferred Stock	Non-Redeemable Employees' Preferred Stock	Employees' Preferred Stock Purchase Accounts	Total Non-Redeemable Preferred Stock
Balance January 29,2000	$ 5,963	$ 2,162	$ (243)	$ 7,882
Other	(127)	(59)	25	(161)
Balance February 3, 2001	5,836	2,103	(218)	7,721
Other	-0-	(103)	16	(87)
Balance February 2, 2002	5,836	2,000	(202)	7,634
Other	(1)	(42)	8	(35)
Balance February 1, 2003	$ 5,835	$ 1,958	$ (194)	$ 7,599

Subordinated Serial Preferred Stock (Cumulative):

Stated and redemption values for Series 1 are $40 per share and for Series 3 and 4 are each $100 per share plus accumulated dividends; liquidation value for Series 1–$40 per share plus accumulated dividends and for Series 3 and 4–$100 per share plus accumulated dividends.

Note 11: Shareholders' Equity, Continued

The Company's shareholders' rights plan grants to common shareholders the right to purchase, at a specified exercise price, a fraction of a share of subordinated serial preferred stock, Series 6, in the event of an acquisition of, or an announced tender offer for, 15% or more of the Company's outstanding common stock. Upon any such event, each right also entitles the holder (other than the person making such acquisition or tender offer) to purchase, at the exercise price, shares of common stock having a market value of twice the exercise price. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation, each right would entitle its holder to purchase, at the exercise price, shares of the acquiring company having a market value of twice the exercise price. The rights expire in August 2010, are redeemable under certain circumstances for $.01 per right and are subject to exchange for one share of common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of the Company's common stock is acquired.

$1.50 Subordinated Cumulative Preferred Stock:
Stated and liquidation values and redemption price–88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share plus accumulated dividends.

Employees' Subordinated Convertible Preferred Stock:
Stated and liquidation values–88 times the average quarterly per share dividend paid on common stock for the previous eight quarters (if any), but in no event less than $30 per share.

Common Stock:
Common stock-$1 par value. Authorized: 80,000,000 shares; issued: February 1, 2003 - 22,221,566 shares; February 2, 2002 - 22,330,914 shares; February 3, 2001 - 22,149,915. There were 488,464 shares held in treasury at February 1, 2003 and February 2, 2002. Each outstanding share is entitled to one vote. At February 1, 2003, common shares were reserved as follows: 159,148 shares for conversion of preferred stock; 145,513 shares for the 1987 Stock Option Plan; 3,097,135 shares for the 1996 Stock Option Plan; 160,492 shares for the Restricted Stock Plan for Directors; and 311,478 shares for the Genesco Employee Stock Purchase Plan.

For the year ended February 1, 2003, 171,866 shares of common stock were issued for the exercise of stock options and 4,786 shares were issued as part of the Directors Restricted Stock Plan. In addition, the Company repurchased 286,000 shares of common stock. An additional 515,100 shares may be repurchased under stock buy back programs announced in Fiscal 1999 through 2003.

For the year ended February 2, 2002, 432,969 shares of common stock were issued for the exercise of stock options and 18,530 shares were issued as part of the Directors Restricted Stock Plan. In addition, the Company repurchased 270,500 shares of common stock.

For the year ended February 3, 2001, 1,067,347 shares of common stock were issued for the exercise of stock options and 14,190 shares were issued as part of the Directors Restricted Stock Plan. In addition, the Company repurchased 646,300 shares of common stock.

Restrictions on Dividends and Redemptions of Capital Stock:
The Company's charter provides that no dividends may be paid and no shares of capital stock acquired for value if there are dividend or redemption arrearages on any senior or equally ranked stock. Exchanges of subordinated serial preferred stock for common stock or other stock junior to such exchanged stock are permitted.

The Company's revolving credit agreement restricts the payment of dividends and other payments with respect to capital stock, including repurchases (although the Company may make payments with respect to preferred stock). At February 1, 2003, $35.0 million was available for such payments related to common stock.

The April 9, 1998 indenture, under which the Company's 5 1/2% convertible subordinated notes due 2005 were issued, does not restrict the payment of dividends.

Note 11: Shareholders' Equity, Continued

Dividends declared for Fiscal 2003 for the Company's Subordinated Serial Preferred Stock, $2.30 Series 1, $4.75 Series 3 and $4.75 Series 4, and the Company's $1.50 Subordinated Cumulative Preferred Stock were $294,000.

Changes in the Shares of the Company's Capital Stock	Common Stock	Non-Redeemable Preferred Stock	Employees' Preferred Stock
Issued at January 29, 2000	21,714,678	102,914	72,066
Exercise of options	1,012,765	-0-	-0-
Issue shares-Employee Stock Purchase Plan	54,582	-0-	-0-
Stock Repurchase	(646,300)	-0-	-0-
Other	14,190	(1,364)	(1,975)
Issued at February 3, 2001	22,149,915	101,550	70,091
Exercise of options	391,006	-0-	-0-
Issue shares-Employee Stock Purchase Plan	41,963	-0-	-0-
Stock Repurchase	(270,500)	-0-	-0-
Other	18,530	(1)	(3,420)
Issued at February 2, 2002	22,330,914	101,549	66,671
Exercise of options	122,190	-0-	-0-
Issue shares-Employee Stock Purchase Plan	49,676	-0-	-0-
Stock Repurchase	(286,000)	-0-	-0-
Other	4,786	(25)	(1,402)
Issued at February 1, 2003	22,221,566	101,524	65,269
Less treasury shares	488,464	-0-	-0-
Outstanding at February 1, 2003	21,733,102	101,524	65,269

Note 12: Income Taxes

Income tax expense from continuing operations is comprised of the following:

IN THOUSANDS	2003	2002	2001
Current			
U.S. federal	$ 17,211	$ 9,672	$ 17,702
Foreign	747	213	587
State	2,059	1,585	1,565
Deferred			
U.S. federal	2,085	5,312	217
Foreign	41	18	67
State	236	741	18
Total Income Tax Expense	$ 22,379	$ 17,541	$ 20,156

Discontinued operations were recorded net of approximately $ 0.1 million, $0.8 million and $2.0 million tax benefits in Fiscal 2003, 2002 and 2001, respectively.

As a result of the exercise of non-qualified stock options by the Company's directors and employees during Fiscal 2003, 2002 and 2001, the Company realized a federal income tax benefit of approximately $0.5 million, $1.1 million and $2.8 million, respectively. These tax benefits are accounted for as an increase in current taxes receivable and an increase in additional paid-in capital.

Note 12: Income Taxes, Continued

Deferred tax assets and liabilities are comprised of the following:

IN THOUSANDS	February 1, 2003	February 2, 2002
Deferred tax liabilities	$ -0-	$ -0-
Provisions for discontinued operations and restructurings	2,608	2,583
Inventory valuation	1,027	2,536
Pensions	14,195	5,583
Expense accruals	6,347	5,636
Allowances for bad debts and notes	766	869
Uniform capitalization costs	1,665	3,098
Depreciation	463	1,225
Other	2,035	1,746
Tax credit carryforwards	590	396
Deferred tax assets	29,696	23,672
Net Deferred Tax Assets	$ 29,696	$ 23,672

Reconciliation of the United States federal statutory rate to the Company's effective tax rate from continuing operations is as follows:

IN THOUSANDS	2003	2002	2001
U.S. federal statutory rate of tax	35.00%	35.00%	35.00%
State taxes (net of federal tax benefit)	2.79	3.06	2.90
Release of deferred tax valuation allowance	.00	.00	(.40)
Previously accrued income taxes	.00	(6.18)	.00
Other	.25	(.48)	.50
Effective Tax Rate	38.04%	31.40%	38.00%

In Fiscal 2002, the Company determined that approximately $3.5 million of previously accrued income taxes was no longer required. This amount is reflected as an income tax benefit in Fiscal 2002.

Note 13: Retirement and Other Benefit Plans

The Company sponsors a non-contributory, defined benefit pension plan. Effective January 1, 1996, the Company amended the plan to change the pension benefit formula to a cash balance formula from the then existing benefit calculation based upon years of service and final average pay. The benefits accrued under the old formula were frozen as of December 31, 1995. Upon retirement, the participant will receive this accrued benefit payable as an annuity. In addition, the participant will receive as a lump sum (or annuity if desired) the amount credited to their cash balance account under the new formula.

Under the amended plan, beginning January 1, 1996, the Company credits each participants' account annually with an amount equal to 4% of the participant's compensation plus 4% of the participant's compensation in excess of the Social Security taxable wage base. Beginning December 31, 1996 and annually thereafter, the account balance of each active participant will be credited with 7% interest calculated on the sum of the balance as of the beginning of the plan year and 50% of the amounts credited to the account, other than interest, for the plan year. The account balance of each participant who is inactive will be credited with interest at the lesser of 7% or the 30 year Treasury interest rate.

The Company provides health care benefits for early retirees and life insurance benefits for certain retirees not covered by collective bargaining agreements. Under the health care plan, early retirees are eligible for limited benefits until age 65. Employees who meet certain requirements are eligible for life insurance benefits upon retirement. The Company accrues such benefits during the period in which the employee renders service.

Note 13: Retirement and Other Benefit Plans, Continued

Assets and Obligations

The following table sets forth the change in benefit obligation for the respective fiscal year:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2003	2002	2003	2002
Benefit obligation at beginning of year	$ 104,492	$ 96,345	$ 1,993	$ 1,939
Service cost	1,686	1,344	86	66
Interest cost	7,304	7,405	151	131
Plan participants' contributions	-0-	-0-	109	102
Benefits paid	(8,150)	(7,842)	(305)	(435)
Actuarial loss	8,158	7,240	413	190
Benefit obligation at end of year	$ 113,490	$ 104,492	$ 2,447	$ 1,993

The following table sets forth the change in plan assets for the respective fiscal year:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2003	2002	2003	2002
Fair value of plan assets at beginning of year	$ 87,403	$ 94,476	$ -0-	$ -0-
Actual loss on plan assets	(6,475)	(2,357)	-0-	-0-
Employer contributions	3,267	3,126	196	333
Plan participants' contributions	-0-	-0-	109	102
Benefits paid	(8,150)	(7,842)	(305)	(435)
Fair value of plan assets at end of year	$ 76,045	$ 87,403	$ -0-	$ -0-

At February 1, 2003 and February 2, 2002, there were no Company related assets in the plan. The pension plan assets are invested primarily in common stocks, mutual funds, domestic bond funds and cash equivalent securities.

The following table sets forth the funded status of the plans for the respective fiscal year:

	Pension Benefits		Other Benefits	
IN THOUSANDS	2003	2002	2003	2002
Accumulated benefit obligation	$ (110,394)	$ (101,449)	$ (2,447)	$ (1,993)
Future pay increases	(3,096)	(3,043)	-0-	-0-
Projected benefit obligation	(113,490)	(104,492)	(2,447)	(1,993)
Assets	76,045	87,403	-0-	-0-
Under funded projected benefit obligation	(37,445)	(17,089)	(2,447)	(1,993)
Transition obligation	-0-	-0-	-0-	-0-
Prior service cost	(703)	(826)	-0-	-0-
Cumulative net losses	54,280	32,128	656	308
Minimum pension liability	(50,481)	(28,259)	-0-	-0-
Accrued Benefit Liability*	$ (34,349)	$ (14,046)	$ (1,791)	$ (1,685)

*Included in other long-term liabilities.

Note 13: Retirement and Other Benefit Plans, Continued

Assumptions

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Discount rate	6.625%	7.375%	6.625%	7.20%
Expected return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	4.50%	4.50%	–	–

The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 7.375% to 6.625% from Fiscal 2002 to Fiscal 2003. The decrease in the rate increased the accumulated benefit obligation by $9.2 million and increased the projected benefit obligation by $9.6 million. The weighted average discount rate used to measure the benefit obligation for the pension plan decreased from 7.875% to 7.375% from Fiscal 2001 to Fiscal 2002. The decrease in the rate increased the accumulated benefit obligation by $4.8 million and increased the projected benefit obligation by $5.3 million.

For measurement purposes, a 7.00% increase in the health care cost trend rate was used for Fiscal 2003. The trend rate is assumed to decrease gradually to 5.00% by Fiscal 2013. The effect on disclosure information of one percentage point change in the assumed health care cost trend rate for each future year is shown below.

IN THOUSANDS	1% Decrease in Rates	1% Increase in Rates
Aggregated service and interest cost	$ (24)	$ 28
Accumulated postretirement benefit obligation	$ (181)	$ 209

Pension and Other Benefits Expense

	Pension Benefits			Other Benefits		
IN THOUSANDS	2003	2002	2001	2003	2002	2001
Service cost	$ 1,686	$ 1,344	$ 1,181	$ 86	$ 66	$ 61
Interest cost	7,304	7,405	7,265	151	131	128
Expected return on plan assets	(8,341)	(8,326)	(8,877)	-0-	-0-	-0-
Amortization:						
Transition obligation	-0-	824	825	-0-	-0-	-0-
Prior service cost	(123)	(123)	(123)	-0-	-0-	-0-
Losses	823	-0-	-0-	65	37	22
Net amortization	700	701	702	65	37	22
Net Periodic Benefit Cost	$ 1,349	$ 1,124	$ 271	$ 302	$ 234	$ 211

Section 401(k) Savings Plan

The Company has a Section 401(k) Savings Plan available to employees who have completed one full year of service and are age 21 or older.

Concurrent with the January 1, 1996 amendment to the pension plan (discussed previously), the Company amended the 401(k) savings plan to make matching contributions equal to 50% of each employee's contribution of up to 5% of salary. Beginning in calendar 2002, participants are vested in the matching contribution of their accounts on a graduated basis of 25% a year beginning after two years of service. Full vesting occurs after five years of service. Company funds contributed prior to 2002 are not vested until a participant has completed five years of service. The contribution expense to the Company for the matching program was approximately $0.8 million for Fiscal 2003 and $0.9 million for Fiscal 2002 and 2001.

Note 14: Earnings Per Share

	For the Year Ended Feb. 1, 2003			For the Year Ended Feb. 2, 2002			For the Year Ended Feb. 3, 2001		
(IN THOUSANDS, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Earnings from continuing operations	$ 36,445			$ 38,323			$ 32,831		
Less: Preferred stock dividends	(294)			(294)			(299)		
Basic EPS									
Income available to common shareholders	36,151	21,821	$ 1.66	38,029	21,881	$ 1.74	32,532	21,513	$ 1.51
Effect of Dilutive Securities									
Options		359			438			522	
5 1/2% convertible subordinated notes	3,871	4,906		3,875	4,906		3,881	4,918	
Employees' Preferred Stock(1)		66			68			70	
Diluted EPS									
Income available to common shareholders plus assumed conversions	$ 40,022	27,152	$ 1.47	$ 41,904	27,293	$ 1.54	$ 36,413	27,023	$ 1.35

(1) The Company's Employees' Subordinated Convertible Preferred Stock is convertible one for one to the Company's common stock. Because there are no dividends paid on this stock, these shares are assumed to be converted.

The amount of the dividend on the convertible preferred stock per common share obtainable on conversion of the convertible preferred stock is higher than basic earnings per share for the period. Therefore, conversion of the convertible preferred stock is not reflected in diluted earnings per share, because it would have been antidilutive. The shares convertible to common stock for Series 1, 3 and 4 preferred stock would have been 30,674, 38,324 and 24,946, respectively.

Options to purchase 32,000 shares of common stock at $32.65 per share and 32,000 shares of common stock at $23.97 per share were outstanding at the end of Fiscal 2003 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 32,000 shares of common stock at $32.65 per share were outstanding at the end of Fiscal 2002 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

There were no options excluded from the computation of diluted earnings per share for Fiscal 2001 because all the options' exercise prices were lower than the average market price of the common shares.

The weighted shares outstanding reflects the effect of the stock buy back program of up to 7.5 million shares announced by the Company in Fiscal 1999 - 2003. The Company has repurchased 7.0 million shares as of February 1, 2003.

Note 15: Stock Incentive Plans and Stock Purchase Plans

The Company's stock-based compensation plans, as of February 1, 2003, are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized other than for its restricted stock incentive plans (see Note 1).

Fixed Stock Incentive Plans

The Company has two fixed stock incentive plans. Under the 1987 Stock Option Plan, the Company may grant options to its management personnel for up to 2.2 million shares of common stock. Under the 1996 Stock Incentive Plan, the Company may grant options to its officers and other key employees of and consultants to the Company for up to 4.4 million shares of common stock, which includes 200,000 shares reserved for issuance to outside directors. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under both plans vest 25% at the end of each year.

With regard to the 200,000 shares reserved for issuance to outside directors, an automatic grant of restricted stock will be given to outside directors on the date of the annual meeting of shareholders at which an outside director is first elected. The outside director restricted stock shall vest with respect to one-third of the shares each year as long as the director is still serving as a director. Once the shares have vested, the director is restricted from selling, transferring, pledging or assigning the shares for an additional two years. There were 942 shares and 926 shares of restricted stock issued to directors for Fiscal 2002 and 2001, respectively. An outside director may elect irrevocably to receive all or a specified portion of his annual retainers for board membership and any committee chairmanship for the following fiscal year in a number of shares of restricted stock (the "Retainer Stock"). Shares of the Retainer Stock shall be granted as of the first business day of the fiscal year as to which the election is effective, subject to forfeiture to the extent not earned upon the outside director's ceasing to serve as a director or committee chairman during such fiscal year. Once the shares are earned, the director is restricted from selling, transferring, pledging or assigning the shares for an additional four years. There were 3,464 shares, 2,087 shares and 9,116 shares of Retainer Stock issued to directors for Fiscal 2003, 2002 and 2001, respectively.

Annually on the date of the annual meeting of shareholders, each outside director shall receive the automatic grant of options to purchase 4,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. These stock options become exercisable six months after their respective dates of grant, and expire in ten years. There were 32,000 shares of stock options issued to directors each year for Fiscal 2003, 2002 and 2001.

The weighted-average fair value of each option granted in the fixed stock incentive plans described above is estimated on the date of grant using the Black-Scholes option-pricing model. The average assumptions used for grants in Fiscal 2003, 2002 and 2001, respectively were expected volatility of 62 percent each year; risk-free interest rates of 4.1, 5.2 and 5.3 percent; and expected lives of 5.4, 5.8 and 6.7 years, respectively.

A summary of the status of the Company's fixed stock incentive plans as of February 1, 2003, February 2, 2002, and February 3, 2001 and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
FIXED OPTIONS						
Outstanding at beginning of year	1,358,875	$ 13.72	1,261,424	$ 11.69	1,917,990	$ 7.87
Granted	444,000	17.28	427,000	18.17	337,000	16.85
Exercised	(122,190)	12.81	(243,799)	10.49	(894,316)	5.57
Forfeited	(31,625)	15.65	(85,750)	15.24	(99,250)	11.13
Outstanding at end of year	1,649,060	$ 14.71	1,358,875	$ 13.72	1,261,424	$ 11.69
Options exercisable at year-end	776,060		593,375		568,424	
Weighted-average fair value of options granted during the year	$ 10.41		$ 11.49		$ 11.07	

Note 15: Stock Incentive Plans and Stock Purchase Plans, Continued

The following table summarizes information about fixed stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable	
RANGE OF EXERCISE PRICES	Number Outstanding at 2/1/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 2/1/03	Weighted-Average Exercise Price
$1.875 - 2.75	17,500	1.9 years	$ 2.43	17,500	$ 2.43
3.375 - 5.00	126,821	3.0	4.64	126,821	4.64
5.50 - 7.75	45,000	5.5	6.06	45,000	6.06
9.00 - 12.75	197,246	4.2	10.61	197,246	10.61
13.00 - 17.75	1,198,493	8.6	16.22	325,493	15.34
18.00 - 32.65	64,000	8.4	28.31	64,000	28.31
$1.875 - 32.65	1,649,060	7.5	$ 14.71	776,060	$ 12.63

Restricted Stock Incentive Plans

As of the beginning of the first quarter of Fiscal 1999, a three year long term incentive plan was approved for the president - CEO (at that time) which covered Fiscal 1999 through Fiscal 2001. The incentive plan provides a maximum of 300,000 performance shares of stock to be awarded based on cumulative revenue growth, cumulative earnings before income taxes to sales ratio and cumulative assets to sales ratio. There were 147,207 and 118,449 shares issued in Fiscal 2002 and 2001, respectively. Compensation cost charged against income for these shares was $3.7 million in Fiscal 2001.

On October 16, 2000, another three year long term incentive plan was approved for the Chairman and CEO (at that time) which covers Fiscal 2002 through Fiscal 2004. The incentive plan provides a target payout of $470,000 in stock if the Company's total return to shareholders equals the average change in two published indices, the S & P Consumer Discretionary Index and the Bloomberg U.S. Apparel Index. The number of shares to be issued is based on the closing price of the stock on October 16, 2000 or $16.63 per share which totals 28,262 shares. These shares vest 100% at the end of three years as long as the Chairman and CEO has either remained an employee or director, or (if he has retired) has not violated the terms of a non-compete provision. Compensation cost charged against income for these shares was $157,000, $157,000 and $39,000 in Fiscal 2003, 2002 and 2001, respectively.

On June 1, 2001, the Company entered into a three year restricted stock agreement with a senior vice president of the Company. The number of shares to be issued is 20,000 shares. These shares vest on May 31, 2004, provided that on such date the grantee has remained continuously employed by the Company since the date of the agreement. Compensation cost charged against income for these shares was $208,000 and $138,000 in Fiscal 2003 and 2002, respectively.

On April 24, 2002, the Company entered into a three year restricted stock agreement with the President and CEO of the Company. The number of shares to be issued is 36,764 shares. These shares vest on April 23, 2005, provided that on such date the grantee has remained continuously employed by the Company since the date of the agreement. Compensation cost charged against income for these shares was $250,000 in Fiscal 2003.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 1.0 million shares of common stock to those full-time employees whose total annual base salary is less than $100,000. Under the terms of the Plan, employees can choose each year to have up to 15 percent of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the closing market price of the stock on either the exercise date or the grant date, whichever is less. Under the Plan, the Company sold 49,676 shares, 41,963 shares and 54,582 shares to employees in Fiscal 2003, 2002 and 2001, respectively. Compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for Fiscal 2003, 2002 and 2001, respectively: an expected life of 1 year for all years; expected volatility of 54, 59 and 58 percent; and risk-free interest rates of 1.3, 1.8 and 5.1 percent. The weighted-average fair value of those purchase rights granted in Fiscal 2003, 2002 and 2001 was $4.76, $6.09 and $6.86, respectively.

Note 15: Stock Incentive Plans and Stock Purchase Plans, Continued

Stock Purchase Plans

Stock purchase accounts arising out of sales to employees prior to 1972 under certain employee stock purchase plans amounted to $202,000 and $210,000 at February 1, 2003 and February 2, 2002, respectively, and were secured at February 1, 2003, by 10,490 employees' preferred shares. Payments on stock purchase accounts under the stock purchase plans have been indefinitely deferred. No further sales under these plans are contemplated.

Note 16: Legal Proceedings

New York State Environmental Proceedings

The Company was a defendant in a civil action filed by the State of New York against the City of Gloversville, New York, and 33 other private defendants. The action arose out of the alleged disposal of certain hazardous material directly or indirectly into a municipal landfill and sought recovery for the costs of investigating and performing remedial actions and damage to natural resources. The Company paid approximately $0.2 million in October 2002, in exchange for a release from further liability related to the site.

In 1995, the Company received notice from the New York State Department of Environmental Conservation (the "Department") that it deemed remedial action to be necessary with respect to certain contaminants in the vicinity of a knitting mill operated by a former subsidiary of the Company from 1965 to 1969, and that it considered the Company a potentially responsible party. In August 1997, the Department and the Company entered into a consent order whereby the Company assumed responsibility for conducting a remedial investigation and feasibility study ("RIFS") and implementing an interim remediation measure with regard to the site, without admitting liability or accepting responsibility for any future remediation of the site. In conjunction with the consent order, the Company entered into an agreement with the owner of the site providing for a release from liability for property damage and for necessary access to the site, for payments totaling $400,000. The Company estimates that the cost of conducting the RIFS and implementing the interim remedial measure will be in the range of $4.1 million to $4.3 million, $3.8 million of which the Company has already paid. The Company believes that it has adequately reserved for the costs of conducting the RIFS and implementing the interim remedial measure contemplated by the consent order, but there is no assurance that the consent order will ultimately resolve the matter. The Company is also currently assessing various methods of preventing potential future impact of contamination from the site on two public wells that are in the expected future path of the groundwater plume from the site. The Company has not ascertained what responsibility, if any, it has for any contamination in connection with the facility or what other parties may be liable in that connection and is unable to predict whether its liability, if any, beyond that voluntarily assumed by the consent order will have a material effect on its financial condition or results of operations.

Whitehall Environmental Sampling

Pursuant to a work plan approved by the Michigan Department of Environmental Quality ("MDEQ") the Company has performed sampling and analysis of soil, sediments, surface water, groundwater and waste management areas at the Company's Volunteer Leather Company facility in Whitehall, Michigan. On June 29, 1999, the Company submitted a remedial action plan (the "Plan") for the site to MDEQ and subsequently amended it to include additional upland remediation to bring the property into compliance with regulatory standards for non-industrial uses. The Company, with the approval of MDEQ, previously installed horizontal wells to capture groundwater from a portion of the site and treat it by air sparging. The Plan proposed continued operation of this system for an indefinite period and monitoring of groundwater samples to ensure that the system is functioning as intended.

On June 30, 1999, the City of Whitehall filed an action against the Company in the circuit court for the City of Muskegon alleging that the Company's and its predecessors' past wastewater management practices have adversely affected the environment, and seeking injunctive relief under Parts 17 and 201 of the Michigan Natural Resources Environmental Protection Act ("MNREPA") to require the Company to correct the alleged pollution, primarily lake sediment contamination. Further, the City alleged violations of City ordinances prohibiting blight and litter, and that the Whitehall Volunteer Leather plant constitutes a public nuisance. The Company, the City of Whitehall and MDEQ settled their disagreement over lake sediments for a lump sum payment of $3.35 million by the Company in the first quarter of Fiscal 2003. In connection with the settlement, the City's lawsuit has been dismissed with prejudice.

Note 16: Legal Proceedings, Continued

The Company has completed further testing in response to MDEQ comments and expects to submit a revised Plan for MDEQ approval. The Company has not yet adopted a revised Plan, which when submitted will be subject to MDEQ comment, but management does not presently expect remediation of the site to have a material effect on its financial condition or results of operations.

Patent Action

In January 2003, the Company was named a defendant in an action filed in the United States District Court for the Eastern District of Pennsylvania alleging that certain features of shoes in the Company's Johnston & Murphy line infringe the plaintiff's patent, misappropriate trade secrets and involve conversion of the plaintiff's proprietary information and unjust enrichment of the Company. Based on a preliminary investigation, the Company intends to file an answer denying plaintiffs' claims and to defend the matter vigorously.

The Company is a defendant in Lemelson Medical, Education & Research Foundation Limited Partnership v. Federal Express Corporation, et al., in the U.S. District Court for the District of Arizona. The case is one of a number of similar cases alleging patent infringement against users of bar code technology. The case was stayed prior to any discovery pending the outcome of suits in other jurisdictions which challenge the validity of the subject patents. The complaint seeks injunctive relief and unspecified damages. The Company intends to defend the matter vigorously if the outcome of the other suits does not result in its dismissal.

SEC Matter

The Company discovered, investigated, publicly announced and self-reported to the Securities and Exchange Commission in December 2001 certain accounting errors relating to the timing of certain shipments of Johnston & Murphy products in fiscal year 2001. By letter dated March 4, 2003, the staff of the Commission advised the Company that it intended to recommend that the Commission institute a cease and desist proceeding against the Company under the periodic reporting, books and records and internal control provisions of the Securities Exchange Act of 1934 in connection with the errors. The staff's stated recommendations with respect to the Company do not include the imposition of monetary fines against the Company or any restatement of previously announced results. The Company has cooperated with the Commission's investigation and continues to cooperate while it seeks to resolve the matter. The Company believes the resolution of this matter will not have a material adverse impact on the Company.

Note 17: Business Segment Information

The Company currently operates four reportable business segments (not including corporate): Journeys, comprised of Journeys and Journeys Kidz retail footwear operations; Underground Station/Jarman Group, comprised of the Underground Station and Jarman retail footwear operations; Johnston & Murphy, comprised of Johnston & Murphy retail operations and wholesale distribution; and Licensed Brands, comprised of Dockers Footwear and, formerly, Nautica Footwear. All the Company's segments sell footwear products at either retail or wholesale.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are based on the way management organizes the segments in order to make operating decisions and assess performance along types of products sold. Journeys and Underground Station/Jarman Group sell primarily branded products from other companies while Johnston & Murphy and Licensed Brands sell primarily the Company's owned and licensed brands.

Corporate assets include cash, deferred income taxes, prepaid pension cost in Fiscal 2001, deferred note expense and corporate fixed assets. The Company does not allocate certain costs to each segment in order to make decisions and assess performance. These costs include corporate overhead, interest expense, interest income, restructuring charges and other charges. Other includes severance, litigation and expenses related to discontinuation of work related to an acquisition.

Note 17: Business Segment Information, Continued

Fiscal 2003

IN THOUSANDS

	Journeys	Underground Station/ Jarman Group	Johnston & Murphy	Licensed Brands	Corporate & Other	Consolidated
Sales	$ 436,498	$ 147,926	$ 165,269	$ 80,419	$ 117	$ 830,229
Intercompany sales	-0-	-0-	-0-	(1,922)	-0-	(1,922)
Net sales to external customers	436,498	147,926	165,269	78,497	117	828,307
Operating income (loss)	53,214	12,096	9,270	8,506	(13,205)	69,881
Restructuring charge	-0-	-0-	-0-	-0-	2,549	2,549
Interest expense	-0-	-0-	-0-	-0-	8,544	8,544
Interest income	-0-	-0-	-0-	-0-	674	674
Other	-0-	-0-	-0-	-0-	(638)	(638)
Earnings before income taxes from continuing operations	53,214	12,096	9,270	8,506	(24,262)	58,824
Total assets	135,259	45,763	65,260	32,430	140,502	419,214
Depreciation	9,080	3,078	3,125	139	3,892	19,314
Capital expenditures	14,776	3,349	2,518	14	15,619	36,276

Fiscal 2002

IN THOUSANDS

	Journeys	Underground Station/ Jarman Group	Johnston & Murphy	Licensed Brands	Corporate	Consolidated
Sales	$ 381,736	$ 120,242	$ 167,487	$ 79,642	$ -0-	$ 749,107
Intercompany sales	-0-	-0-	1	(2,951)	-0-	(2,950)
Net sales to external customers	381,736	120,242	167,488	76,691	-0-	746,157
Operating income (loss)	51,925	5,319	14,125	8,001	(10,777)	68,593
Restructuring charge	-0-	-0-	-0-	-0-	4,805	4,805
Interest expense	-0-	-0-	-0-	-0-	8,698	8,698
Interest income	-0-	-0-	-0-	-0-	1,134	1,134
Other	-0-	-0-	-0-	-0-	(360)	(360)
Earnings before income taxes from continuing operations	51,925	5,319	14,125	8,001	(23,506)	55,864
Total assets	120,169	42,687	62,835	25,108	112,755	363,554
Depreciation	7,011	3,044	3,254	146	2,784	16,239
Capital expenditures	18,708	5,412	2,951	54	16,598	43,723

Note 17: Business Segment Information, Continued

Fiscal 2001 IN THOUSANDS	Journeys	Underground Station/ Jarman Group	Johnston & Murphy	Licensed Brands	Corporate	Consolidated
Sales	$ 300,758	$ 109,791	$ 187,466	$ 85,119	$ -0-	$ 683,134
Intercompany sales	-0-	-0-	(92)	(3,705)	-0-	(3,797)
Net sales to external customers	300,758	109,791	187,374	81,414	-0-	679,337
Operating income (loss)	41,869	8,395	24,636	4,695	(15,921)	63,674
Restructuring charge	-0-	-0-	-0-	-0-	3,433	3,433
Interest expense	-0-	-0-	-0-	-0-	8,618	8,618
Interest income	-0-	-0-	-0-	-0-	1,418	1,418
Other	-0-	-0-	-0-	-0-	(54)	(54)
Earnings before income taxes from continuing operations	41,869	8,395	24,636	4,695	(26,608)	52,987
Total assets	93,761	37,468	71,359	28,658	120,917	352,163
Depreciation	5,070	2,334	2,890	99	2,807	13,200
Capital expenditures	17,133	9,433	4,917	399	2,853	34,735

Note 18: Quarterly Financial Information (Unaudited)

(IN THOUSANDS, except per share amounts)	1st Quarter 2003	1st Quarter 2002	2nd Quarter 2003	2nd Quarter 2002	3rd Quarter 2003	3rd Quarter 2002	4th Quarter 2003	4th Quarter 2002	Fiscal Year 2003	Fiscal Year 2002
Net sales	$190,593	$171,662	$174,842	$166,483	$213,157	$185,535	$249,715	$222,477	$828,307	$746,157
Gross margin	90,148	81,841	82,851	78,305	100,839	85,721	116,238	103,078	390,076	348,945
Pretax earnings	13,250	13,350	6,263	9,878[1]	16,480	12,868	22,831[3]	19,768[5]	58,824	55,864
Earnings from continuing operations	8,202	8,338	3,963	6,183	10,107	7,991	14,173	15,811[6]	36,445	38,323
Net earnings	8,202	8,338	3,963	6,183	10,107	7,283[2]	14,008[4]	15,266[7]	36,280	37,070
Diluted earnings per common share:										
Continuing operations	.33	.34	.17	.26	.41	.33	.56	.61	1.47	1.54
Net earnings	.33	.34	.17	.26	.41	.30	.55	.59	1.47	1.49

(1) Includes a restructuring gain of $0.3 million (see Note 2).
(2) Includes a loss of $0.7 million, net of tax, from discontinued operations (see Notes 2 and 16).
(3) Includes restructuring and other charges of $2.5 million (see Note 2).
(4) Includes a loss of $0.2 million, net of tax, from discontinued operations (see Note 16).
(5) Includes restructuring and other charges of $5.4 million (see Note 2).
(6) Includes tax benefit of $3.5 million for previously accrued income taxes no longer required (see Note 12).
(7) Includes a loss of $0.6 million, net of tax, from discontinued operations (see Notes 2 and 16).

Corporate Information

Annual Meeting of Shareholders

The annual meeting of shareholders will be held Thursday, June 26, 2003 at 10:00 a.m. CDT, at the corporate headquarters in Genesco Park, Nashville, Tennessee.

Corporate Headquarters

Genesco Park
1415 Murfreesboro Road – P.O. Box 731
Nashville, Tennessee 37202-0731

Independent Auditors

Ernst & Young
424 Church Street
Suite 1100
Nashville, Tennessee 37219

Transfer Agent and Registrar

Communications concerning stock transfer, preferred stock dividends, consolidating accounts, change of address and lost or stolen stock certificates should be directed to the transfer agent. When corresponding with the transfer agent, shareholders should state the exact name(s) in which the stock is registered and certificate number, as well as old and new information about the account.

Equiserve Trust Company, N. A.
Stock Transfer Department
P.O. Box 43069 – Providence, RI 02940-3069
Telephone: (781) 575-2724
Toll free: (800) 317-4445
Website Address: http:/www.equiserve.com
Telephone number for hearing impaired:
TDD: (800) 952-9245
Shareholder representatives are available:
Monday through Friday – 8:00 a.m. to 7:00 p.m. (EST)
Automated telephone service:
24 hours a day, 7 days a week

Investor Relations

Security analysts, portfolio managers or other investment community representatives should contact:
James S. Gulmi, Senior Vice President – Finance and Chief Financial Officer
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8325

Form 10-K

Each year Genesco files with the Securities and Exchange Commission a Form 10-K which contains more detailed information. Any shareholder who would like to receive, without charge, a single copy (without exhibits), or who would like to receive extra copies of any Genesco shareholder publication should send a request to:
Claire S. McCall
Director, Corporate Relations
Genesco Park, Suite 490 – P.O. Box 731
Nashville, Tennessee 37202-0731
(615) 367-8283

Common Stock Listing

New York Stock Exchange, Chicago Stock Exchange
Symbol: GCO

Shareholder Information Line

Genesco maintains a toll-free shareholder information line, 1-800-6400-GCO (1-800-640-0426), to provide shareholders with information about the Company.

Shareholders may also request a copy of the Company's quarterly earnings release at this number. The Company updates the list of quarterly information recipients annually and reminds shareholders to call each year the number above if they wish to remain on the list.

Board of Directors

Ben T. Harris
Chairman
Genesco Inc.

Leonard L. Berry
Distinguished Professor of Marketing,
M. B. Zale Chair in Retailing and Marketing Studies
Department of Marketing
Lowry Mays College and Graduate School of Business
Texas A&M University
College Station, Texas
Member of the compensation committee, member of the nominating and governance committee

Robert V. Dale
Director
Nashville, Tennessee
Chairman of the audit committee, member of the nominating and governance committee

W. Lipscomb Davis, Jr.
Partner
Hillsboro Enterprises
Nashville, Tennessee
Chairman of the nominating and governance committee, chairman of the compensation committee

Matthew C. Diamond
Chairman and Chief Executive Officer
Alloy, Inc.
New York, New York
Member of the finance committee

Kathleen Mason
President and Chief Executive Officer
Tuesday Morning Inc.
Addison, Texas
Member of the compensation committee, member of the audit committee

Hal N. Pennington
President and Chief Executive Officer
Genesco Inc.
Member of the finance committee

Linda H. Potter
Senior Vice President
SunTrust Banks, Inc. and
Senior Financial Officer
SunTrust Bank, Central Division
Atlanta, Georgia
Member of the audit committee

William A. Williamson, Jr.
Cordova Ventures
Montgomery, Alabama
Member of the audit committee, member of the finance committee

William S. Wire II
Retired Chairman
Genesco Inc.
Nashville, Tennessee
Chairman of the finance committee, member of the nominating and governance committee

Corporate Officers

Ben T. Harris
Chairman
35 years with Genesco

Hal N. Pennington
President and Chief Executive Officer
41 years with Genesco

James S. Gulmi
Senior Vice President – Finance and
Chief Financial Officer
31 years with Genesco

James C. Estepa
Senior Vice President
18 years with Genesco

John W. Clinard
Vice President – Administration and
Human Resources
31 years with Genesco

Matthew N. Johnson
Treasurer
10 years with Genesco

Roger G. Sisson
Secretary and General Counsel
9 years with Genesco

Paul D. Williams
Chief Accounting Officer
26 years with Genesco









GENESCO'S RETAIL NETWORK
AS OF FEBRUARY 1, 2003
JOURNEYS
JOURNEYS KIDZ
JOHNSTON & MURPHY
UNDERGROUND STATION
JARMAN



GENESCO INC. • GENESCO PARK • P.O. BOX 731 • NASHVILLE, TENNESSEE 37202-0731 • 615-367-7000 • www.genesco.com

GENESCO

